08045488

CORNERSTONE

BANCORP

2007 ANNUAL REPORT

CONTENTS

CORNERSTONE
BANCORP

Dear Shareholders,

On behalf of the board of directors of Cornerstone Bancorp, I am pleased to report our results for 2007. The company earned $.82 per share for the year. At the end of 2007, book value per common share outstanding was $9.96 per share. During 2007 our company grew total assets by 10.1% and our Bank remains a well-capitalized financial institution.

While the latter half of 2007 was a difficult time for many financial companies, Cornerstone continued to post a return on average assets of 1.2% and a return on average equity over 8%. We continue to enjoy good asset quality and a local market area that is more stable economically than many other areas of the country.

In 2007 we completed construction of an operations center and in turn, added personnel in our main office. The expansion of our facilities will enhance our service capabilities and allow us to continue to grow.

Management expects 2008 to be a year of uncertainty and opportunity. With the turmoil in the financial markets, businesses will be displaced as financial institutions eliminate lines of business and change credit philosophy. Cornerstone is well positioned to take advantage of opportunities and expand our customer base.

As always, our continued success depends on the support of our shareholders, customers, and friends. We appreciate your confidence and thank you for recommending us to your family and friends. Please let us know how we can continue to serve you and the communities of the Upstate of South Carolina.

Sincerely,

J. Rodger Anthony
Chief Executive Officer
February 28, 2008

P. O. Box 428 Easley South Carolina 29641 Telephone 864.306.1444 Fax 864.306.1473

CAUTIONARY NOTICE WITH RESPECT TO FORWARD LOOKING STATEMENTS

Statements included in this report which are not historical in nature are intended to be, and are hereby identified as "forward looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "estimate", "project", "intend", "expect", "believe", "anticipate", "plan", "may", "will", "should", "could", "would", assume", "indicate", "contemplate", "seek", "target", "potential", and similar expressions identify forward-looking statements. The Company cautions readers that forward looking statements including without limitation, those relating to the Company's new offices, future business prospects, revenues, working capital, adequacy of the allowance for loan losses, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ from those indicated in the forward looking statements, due to several important factors identified in this report, among others, and other risks and factors identified from time to time in the Company's other reports filed with the Securities and Exchange Commission.

These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning the Company's future financial and operating performance. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict, particularly in light of the fact that the Company is a relatively new company with limited operating history. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. The risks and uncertainties include, but are not limited to:

- the Company's growth and ability to maintain growth;
- governmental monetary and fiscal policies,
- legislative and regulatory changes;
- the effect of interest rate changes on our level and composition of deposits, loan demand and the value of our loan collateral and securities;
- the indirect effects on demand for the Company's mortgage loan products arising from effects on the overall market of the subprime mortgage loan situation;
- the effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services, as well as competitors that offer banking products and services by mail, telephone, computer, and/or the Internet;
- failure of our customers to repay loans;
- failure of assumptions underlying the establishment of the allowance for loan losses, including the value of collateral securing loans;
- the risks of opening new offices, including, without limitation, the related costs and time of building customer relationships and integrating operations, and the risk of failure to achieve expected gains, revenue growth and/or expense savings;
- changes in accounting policies, rules, and practices;
- cost and difficulty of implementing changes in technology or products; and
- loss of consumer confidence and economic disruptions resulting from terrorist activities.

All forward-looking statements are expressly qualified in their entirety by this cautionary notice. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this report might not occur.

WEBSITE REFERENCES

References to the Bank's website included in, or incorporated by reference into, this report are for information purposes only, and are not intended to incorporate the website by reference into this report.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cornerstone Bancorp, (the "Company") is a bank holding company and has no operations other than those carried on by its wholly owned subsidiary, Cornerstone National Bank (the "Bank"). The Bank commenced business in 1999, and conducts a general banking business from three offices in the Easley area of Pickens County, in the Berea area of Greenville County, and in the Powdersville area of Anderson County, South Carolina. In 2004, the Bank established a wholly owned subsidiary, Crescent Financial Services, Inc. ("Crescent"), which is an insurance agency that has not yet engaged in any significant operations.

The following information describes various financial aspects of the Bank's business. This information should be read in conjunction with the consolidated financial statements of the Company, which appear elsewhere in this document, and the Company's Form 10-KSB, filed with the Securities and Exchange Commission.

Services of the Bank

Deposits

The Bank offers the full range of deposit services typically available in most banks and savings and loan associations, including checking accounts, NOW accounts, retirement accounts (including Individual Retirement Accounts), and savings and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to the principal market area at rates competitive with those offered in the area. All deposit accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to the maximum amount permitted by law. The Bank solicits these accounts from individuals, businesses, associations and organizations, and government authorities. Although the Bank intends to be competitive in its efforts to attract deposit accounts, it does not aggressively seek jumbo certificates of deposit (certificates in amounts greater than $100,000).

Lending Activities

The Bank offers a range of lending services, including, commercial loans, consumer loans, and real estate mortgage loans. To address the risks inherent in making loans, management maintains an allowance for loan losses based on, among other things, an evaluation of the Bank's loan loss experience, management's experience at other financial institutions in the market area, peer data, the amount of and trends in past due and nonperforming loans, current economic conditions and the values of loan collateral. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and specific loans. However, because there are certain risks that cannot be precisely quantified, management's judgment of the allowance is necessarily approximate and imprecise. The adequacy and methodology of the allowance for loan losses is also subject to regulatory examination.

Real Estate Loans

One of the primary components of the Bank's loan portfolio is loans secured by first or second mortgages on residential and commercial real estate. These loans generally consist of short to mid-term commercial real estate loans, construction and development loans and residential real estate loans (including home equity and second mortgage loans). Interest rates may be fixed or adjustable and the Bank frequently charges an origination fee. The Bank seeks to manage credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. In addition, the Bank generally requires personal guarantees of the principal owners of the property. The loan-to-value ratio for first and second mortgage loans and for construction loans generally does not exceed 80%. In an effort to control interest rate risk, long-term residential mortgages are underwritten and funded by, and closed in the name of, third party investors.

The principal economic risk associated with all loans, including real estate loans, is the creditworthiness of the borrowers. The ability of a borrower to repay a real estate loan depends upon a number of economic factors, including employment levels and fluctuations in the value of real estate. In the case of a real estate construction loan, there is generally no income from the underlying property during the construction period, and the developer's personal obligations under the loan are typically limited. In the case of a real estate purchase loan which is not fully amortized, the borrower may be unable to repay the loan at the end of the loan term and thus may be forced to refinance the loan at a higher interest rate, or, in certain cases, the borrower may default as a result of its inability to refinance the loan. In either case, the risk of nonpayment by the borrower is increased.

The Bank also faces additional credit risks to the extent that it engages in making adjustable rate mortgage loans ("ARMs"). In the case of an ARM, as interest rates increase, the borrower's required payments increase, thus increasing the potential for default. The marketability of all real estate loans, including ARMs, is also generally affected by the prevailing level of interest rates.

Commercial Loans

The Bank makes loans for commercial purposes in various lines of business. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), loans for business expansion (including acquisition of real estate and improvements), and loans for purchases of equipment and machinery. Equipment loans are typically made for a term of five years or less at either fixed or variable rates, with the loan fully amortized over the term and secured by the financed equipment. Working capital loans typically have terms not exceeding one year and are usually secured by accounts receivable, inventory or personal guarantees of the principals of the business. Commercial loans vary greatly depending upon the circumstances and loan terms are structured on a case-by-case basis to better serve customer needs.

The risks associated with commercial loans vary with many economic factors, including the economy in the Bank's market areas. The well-established banks in the Bank's market areas make proportionately more loans to medium- to large-sized businesses than the Bank makes. Many of the Bank's commercial loans are made to small- to medium-sized businesses, which typically are not only smaller, but also have shorter operating histories and less sophisticated record keeping systems than larger entities. As a result, these smaller entities may be less able to withstand adverse competitive, economic and financial conditions than larger borrowers. In addition, because payments on loans secured by commercial property generally depend to a large degree on the results of operations and management of the properties, repayment of such loans may be subject, to a greater extent than other loans, to adverse conditions in the real estate market or the economy.

Consumer Loans

The Bank makes a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans, home equity loans and lines of credit and unsecured revolving lines of credit. The secured installment and term loans to consumers generally consist of loans to purchase automobiles, boats, recreational vehicles, mobile homes and household furnishings, with the collateral for each loan being the purchased property. The underwriting criteria for home equity loans and lines of credit are generally the same as applied by the Bank when making a first mortgage loan, as described above, and home equity lines of credit typically expire 15 years or less after origination, unless renewed or extended.

Consumer loans generally involve more credit risks than other loans because of the type and nature of the underlying collateral or because of the absence of any collateral. Consumer loan repayments are dependent on the borrower's continuing financial stability and are likely to be adversely affected by job loss, divorce and illness. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans in the case of default. In most cases, any repossessed collateral will not provide an adequate source of repayment of the outstanding loan balance. Although the underwriting process for consumer loans includes a comparison of the value of the security, if any, to the proposed loan amount, the

Bank cannot predict the extent to which the borrower's ability to pay, and the value of the security, will be affected by prevailing economic and other conditions.

Other Services

The Bank participates in a regional network of automated teller machines that may be used by Bank customers in major cities throughout the Southeast. The Bank offers both VISA and MasterCard brands of debit cards together with related lines of credit. The lines of credit may be used for overdraft protection as well as pre-authorized credit for personal purchases and expenses. The Bank also provides travelers checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts, but does not currently provide international or trust banking services, other than foreign currency exchange through a correspondent bank. The Bank offers an Internet banking product accessible via the Bank's custom website at www.cornerstonenationalbank.com. The interactive banking product includes an electronic bill payment service that allows customers to make scheduled and/or recurring bill payments electronically. Credit cards are underwritten and funded by a third party provider. The Bank offers merchant and other business related services to its commercial customers. The Bank also has a residential mortgage loan department with a highly experienced staff qualified to make virtually any type of residential mortgage loan.

Critical Accounting Policies

The Company has adopted various accounting policies, which govern the application of accounting principles generally accepted in the United States of America in the preparation of the Company's financial statements. The significant accounting policies of the Company are described in the notes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to the sections "Allowance for Loan Losses", "Potential Problem Loans", "Impaired Loans" and note 1 to the consolidated financial statements for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

Earnings Performance

The Company earned $1.6 million in 2007 or $.82 per basic common share and $.80 per diluted common share compared to $1.7 million or $.85 per basic common share and $.83 per diluted common share for the year ended December 31, 2006. This compares to $1.1 million or $.73 per basic and $.71 per diluted common share for the year ended December 31, 2005. The Company's earnings in 2007 were slightly lower than in 2006 due to two specific factors. In 2006, the Company sold a parcel of land for a gain of $241,696. In addition, interest rate margins contracted and mortgage loan origination fees decreased in the fourth quarter of 2007 due to the crisis in the subprime mortgage industry and resultant changes in market interest rates. The Company's net interest income (the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities) continued its growth with results of $5.8 million, $5.5 million, and $4.1 million for 2007, 2006 and 2005 respectively. The Company also had noninterest income of $1.1 million, $1.4 million, and $1.0 million, in 2007, 2006, and 2005, respectively. Noninterest income includes a gain on the sale of land in 2006. The Company provided $196,636, $445,896, and $140,347 to the allowance for loan losses in 2007, 2006, and 2005, respectively, and had other operating expenses of $4.3 million in 2007, $3.9 million in 2006, and $3.3 million in 2005.

Net Interest Income

Net interest income is the amount of interest earned on interest earning assets (loans, investment securities, time deposits in other banks and federal funds sold), less the interest expenses incurred on interest bearing liabilities (interest bearing deposits and borrowed money), and is the principal source of the Bank's earnings. Net interest income is affected by the level of interest rates, volume and mix of interest earning assets and the relative funding of these assets. Due to the fact that the Bank's and therefore, the Company's, assets are largely monetary in nature, material changes in interest rates can have a material impact on the Bank's net interest income. The Company and the Bank monitor the Bank's assets and liabilities and the interest sensitivity of these assets and liabilities using various tools, including models which attempt to calculate the impact on the Bank's net interest margin as interest rates change. However, these models, as well as the tables included here, employ assumptions about the Bank's interest sensitive assets and liabilities which may or may not prove to be accurate. Such assumptions include, but are not limited to, repayment patterns of borrowers, calls of securities, and unscheduled redemptions of certificates of deposit. The tables on the following pages include historical analyses of yields earned and rates paid on interest sensitive assets and liabilities, the effects of changes in the volume and relative mix of interest sensitive assets and liabilities, the effect of changes in interest rates, and the ratio of assets and liabilities repricing over specific time horizons. While the Company's and the Bank's management cannot predict the timing and extent of changes in interest rates, they do attempt to manage the Bank's interest rate sensitivity to enable the Company to react to protect the Company's earnings stream throughout various interest rate cycles.

For the years ended December 31, 2007, 2006, and 2005, net interest income was $5.8 million, $5.5 million, and $4.1 million, respectively. The consistent increases were attributable to increases in the volume of loans (see "Rate/Volume Analysis of Net Interest Income" below) as well as the interest rate earned on loans and investments. In 2007, total average interest earning assets increased to $125.4 million compared to $113.1 million in 2006. The average yield on interest earning assets increased 36 basis points to 7.98% in 2007 compared to 7.62% in 2006. The average cost of interest bearing liabilities increased 63 basis points to 4.02% in 2007 from 3.39% in 2006. Rates on interest earning assets and interest bearing liabilities adjusted upward during the first half of 2007. However, due to declines in market interest rates in the third and fourth quarters of 2007, rates have begun to adjust downward. The Company's loan portfolio adjusted more quickly than the interest bearing deposit portfolio due to liquidity pressures in the local deposit market and in the brokered CD market. While the Company's time deposits matured, rates could not be lowered by the same magnitude as the Company's interest earning assets repriced. The result was narrowed interest margins, particularly in the fourth quarter of 2007. The net yield on average interest earning assets decreased in 2007 to 4.65% from 4.83% in 2006. The interest rate spread in 2007 was 3.96% compared to 4.23% in 2006.

The table, "Average Balances, Yields and Rates", provides a detailed analysis of the effective yields and rates on the categories of interest earning assets and interest bearing liabilities for the Company for the years ended December 31, 2007 and 2006.

Average Balances, Yields and Rates
(Dollars in thousands)

	Year ended December 31, 2007			Year ended December 31, 2006		
	Average Balances(1)	Interest Income/ Expense	Average Yields/ Rates(2)	Average Balances(1)	Interest Income/ Expense	Average Yields/ Rates(2)
Assets						
Securities	$ 17,978	$ 944	5.25%	$ 17,234	$ 792	4.59%
Federal Funds Sold	4,538	228	5.02%	5,864	294	5.01%
Loans (3), (4)	102,917	8,835	8.58%	90,018	7,538	8.37%
Total interest earning assets	125,433	10,007	7.98%	113,116	8,624	7.62%
Cash and due from banks	2,468			2,396		
Allowance for loan losses	(1,263)			(1,120)		
Premises and equipment	5,214			4,472		
Cash surrender value of life insurance policies	1,660			1,600		
Other assets	1,486			1,250		
Total assets	$ 134,998			$ 121,714		
Liabilities and shareholders' equity						
Interest bearing liabilities						
Interest bearing transaction accounts	$ 13,708	157	1.15%	$ 14,112	155	1.10%
Savings and money market	10,461	222	2.12%	10,074	165	1.64%
Time deposits	71,613	3,444	4.81%	60,252	2,577	4.28%
Total interest bearing deposits	95,782	3,823	3.99%	84,438	2,897	3.43%
Federal Funds purchased and customer repurchase agreements	5,335	238	4.47%	4,795	116	2.42%
FHLB advances	2,805	116	4.13%	3,973	149	3.75%
Total interest bearing liabilities	103,922	4,177	4.02%	93,206	3,162	3.39%
Noninterest bearing demand deposits and other liabilities	12,577			12,389		
Shareholders' equity	18,499			16,119		
Total liabilities and shareholders' equity	$ 134,998			$ 121,714		
Interest rate spread (5)			3.96%			4.23%
Net interest income and net yield on earning assets(6)		$ 5,830	4.65%		$ 5,462	4.83%
Interest free funds supporting earning assets (7)	$ 21,511			$ 19,910		

(1) Average balances calculated based on a daily basis.
(2) Calculated based on the number of days in the year that each type of asset or liability was in existence. Yield calculated on a pre-tax basis. The estimated tax equivalent yield on securities was 5.53% in 2007 and 4.80% in 2006.
(3) Nonaccruing loans are included in the average loan balances and income on such loans is recognized on a cash basis.
(4) Interest income on loans includes loan fee income as well as interest income. The amount of loan fees included is not considered material.
(5) Total yield on interest earning assets less the rate paid on total interest bearing liabilities.
(6) Net interest income divided by total interest earning assets.
(7) Total interest earning assets less total interest bearing liabilities.

Average Balances, Yields and Rates
(Dollars in thousands)

	Year ended December 31, 2006			Year ended December 31, 2005		
	Average Balances(1)	Interest Income/ Expense	Average Yields/ Rates(2)	Average Balances(1)	Interest Income/ Expense	Average Yields/ Rates(2)
Assets						
Securities	$ 17,234	$ 792	4.59%	$ 12,313	$ 464	3.77%
Federal Funds Sold	5,864	294	5.01%	4,495	149	3.31%
Loans (3), (4)	90,018	7,538	8.37%	77,654	5,631	7.25%
Total interest earning assets	113,116	8,624	7.62%	94,462	6,244	6.61%
Cash and due from banks	2,396			2,104		
Allowance for loan losses	(1,120)			(969)		
Premises and equipment	4,472			4,312		
Cash surrender value of life insurance policies	1,600			1,543		
Other assets	1,250			842		
Total assets	$ 121,714			$ 102,294		
Liabilities and shareholders' equity						
Interest bearing liabilities						
Interest bearing transaction accounts	$ 14,112	155	1.10%	$ 13,510	140	1.04%
Savings and money market	10,074	165	1.64%	11,689	137	1.17%
Time deposits	60,252	2,577	4.28%	49,939	1,668	3.34%
Total interest bearing deposits	84,438	2,897	3.43%	75,138	1,945	2.59%
Federal Funds purchased and customer repurchase agreements	4,795	116	2.42%	3,605	54	1.50%
FHLB advances	3,973	149	3.75%	3,928	140	3.56%
Total interest bearing liabilities	93,206	3,162	3.39%	82,671	2,139	2.59%
Noninterest bearing demand deposits and other liabilities	12,389			9,573		
Shareholders' equity	16,119			10,050		
Total liabilities and shareholders' equity	$ 121,714			$ 102,294		
Interest rate spread (5)			4.23%			4.02%
Net interest income and net yield on earning assets(6)		$ 5,462	4.83%		$ 4,105	4.35%
Interest free funds supporting earning assets (7)	$ 19,910			$ 11,791		

(1) Average balances calculated based on a daily basis.
(2) Calculated based on the number of days in the year that each type of asset or liability was in existence. Yield calculated on a pre-tax basis. The estimated tax equivalent yield on securities was 4.80% in 2006 and 3.82% in 2005.
(3) Nonaccruing loans are included in the average loan balances and income on such loans is recognized on a cash basis.
(4) Interest income on loans includes loan fee income as well as interest income. The amount of loan fees included is not considered material.
(5) Total yield on interest earning assets less the rate paid on total interest bearing liabilities.
(6) Net interest income divided by total interest earning assets.
(7) Total interest earning assets less total interest bearing liabilities.

Rate/Volume Analysis of Net Interest Income

As discussed under the caption "Net Interest Income", the Bank's net income is largely dependent on net interest income. The table below calculates the relative impact on net interest income caused by changes in the average balances (volume) of interest sensitive assets and liabilities and the impact caused by changes in interest rates earned or paid. Each table compares two years as indicated below. The effect of a change in average balance has been determined by applying the average rate in the earlier year to the change in average balance in the later year, as compared with the earlier year. The effect of a change in the average rate has been determined by applying the average balance in the earlier year to the change in the average rate in the later year, as compared with the earlier year. In 2007 and 2006, changes in balances had a more significant impact on net interest income than changes in interest rates.

Year ended December 31, 2007 compared to 2006

	Increase (Decrease) Due to (Dollars in Thousands)			
	Rate	Volume	Rate/Volume(1)	Change
Interest earned on:				
Securities (2)	$ 113	$ 34	$ 5	$ 152
Federal Funds sold	1	(66)	-	(65)
Loans	189	1,080	27	1,296
Total interest income	303	1,048	32	1,383
Interest paid on:				
Deposits	376	488	62	926
Federal Funds purchased and customer repurchase agreements	98	13	11	122
FHLB advances	15	(44)	(4)	(33)
Total interest expense	489	457	69	1,015
Change in Net Interest Income	$ (186)	$ 591	$ (37)	$ 368

Year ended December 31, 2006 compared to 2005

	Increase (Decrease) Due to (Dollars in Thousands)			
	Rate	Volume	Rate/Volume(1)	Change
Interest earned on:				
Securities (2)	$ 102	$ 185	$ 41	$ 328
Federal Funds sold	77	45	24	146
Loans	872	896	139	1,907
Total interest income	1,051	1,126	204	2,381
Interest paid on:				
Deposits	531	332	89	952
Federal Funds purchased and customer repurchase agreements	33	18	11	62
FHLB advances	7	2	-	9
Total interest expense	571	352	100	1,023
Change in Net Interest Income	$ 480	$ 774	$ 104	$ 1,358

(1) Volume/Rate is calculated as the difference between the average balances for the periods multiplied by the difference between the average rates for the periods.

(2) Income calculated on a pre-tax basis.

Interest Rate Sensitivity

Interest rate sensitivity measures the timing and magnitude of the repricing of assets compared with the repricing of liabilities and is an important part of asset/liability management. The objective of interest rate sensitivity management is to generate stable growth in net interest income, and to control the risks associated with interest rate movements. Management constantly reviews interest rate risk exposure and the expected interest rate environment so that adjustments in interest rate sensitivity can be made in a timely manner.

On a cumulative basis, rate sensitive liabilities exceeded rate sensitive assets, resulting in a liability sensitive position at the end of 2007 of $23.1 million, for a cumulative gap ratio of .76 calculated at the one-year time horizon. When interest sensitive liabilities exceed interest sensitive assets for a specific repricing "horizon", a negative interest sensitivity gap results, as was the case at the end of 2007 with respect to the one-year time horizon. The gap is positive when interest sensitive assets exceed interest sensitive liabilities. For a bank with a negative gap, falling interest rates would be expected to have a positive effect on net interest income and increasing rates would be expected to have the opposite effect. However, if one or more assumptions prove incorrect, the margin may not be impacted in the manner expected.

The following table reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the loans' final maturity dates. Variable rate loans are reflected at the earlier of their contractual maturity date or the date at which the loan may be repriced contractually. Deposits in other banks and debt securities are reflected at the earlier of each instrument's repricing date for variable rate instruments or the ultimate maturity date for fixed rate instruments. Overnight federal funds sold are reflected in the earliest repricing interval due to the immediately available nature of these funds. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a thirty-day or shorter period. However, the Bank is under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates. Federal funds purchased are presented in the immediate repricing interval because the interest rate paid adjusts at the beginning of each month. The table does not reflect repricing that could occur as a result of prepayment of loans or early withdrawal of time deposits or movement into or out of non-maturing deposit accounts.

Interest Sensitivity Analysis

	December 31, 2007							
	Immediate	1-3 Months	3-12 Months	1-3 Years	3-5 Years	5-15 Years	> 15 Years	Total
	(Dollars in Thousands)							
Interest earning assets								
Securities (1)	$ -	$ -	$ -	$ 1,018	$ 3,660	$ 9,310	$4,883	$ 18,871
Federal funds sold	967	-	-	-	-	-	-	967
Loans (2)	57,213	3,635	11,294	14,154	19,248	2,680	419	108,643
Total interest earning assets	58,180	3,635	11,294	15,172	22,908	11,990	5,302	128,481
Interest bearing deposits								
Interest bearing transaction accounts	15,083	-	-	-	-	-	-	15,083
MMDAs & Savings	10,804	-	-	-	-	-	-	10,804
Time deposits	6,707	23,820	31,308	9,070	496	-	-	71,401
Customer repurchase agreements	2,893	2,910	-	-	-	-	-	5,803
FHLB advances	-	1,038	1,613	302	301	291	-	3,545
Total interest bearing liabilities	35,487	27,768	32,921	9,372	797	291	-	106,636
Interest sensitivity gap	$ 22,693	$ (24,133)	$ (21,627)	$ 5,800	$ 22,111	$ 11,699	$ 5,302	$ 21,845
Cumulative interest sensitivity gap	$ 22,693	$ (1,440)	$ (23,067)	$ (17,267)	$ 4,844	$ 16,543	$ 21,845	
Gap ratio	1.64	.13	.34	1.62	28.73	41.20	-	
Cumulative gap ratio	1.64	.98	.76	.84	1.05	1.16	1.20	

	December 31, 2006							
	Immediate	1-3 Months	3-12 Months	1-3 Years	3-5 Years	5-15 Years	> 15 Years	Total
	(Dollars in Thousands)							
Interest earning assets								
Securities (1)	$ -	$ 1,498	$ 1,249	$ 988	$ 1,248	$ 8,103	$ 4,904	$ 17,990
Federal funds sold	3,215	-	-	-	-	-	-	3,215
Loans (2)	47,662	3,918	10,763	16,343	16,922	1,842	106	97,556
Total interest earning assets	50,877	5,416	12,012	17,331	18,170	9,945	5,010	118,761
Interest bearing deposits								
Interest bearing transaction accounts	15,166	-	-	-	-	-	-	15,166
MMDAs & Savings	10,093	-	-	-	-	-	-	10,093
Time deposits	-	16,957	32,115	12,091	2,876	-	-	64,039
Customer repurchase agreements	-	2,364	2,000	700	-	-	-	5,064
FHLB advances	-	38	113	1,953	302	290	-	2,696
Total interest bearing liabilities	25,259	19,359	34,228	14,744	3,178	290	-	97,058
Interest sensitivity gap	$ 25,618	$ (13,943)	$ (22,216)	$ 2,587	$14,992	$ 9,655	$ 5,010	$ 21,703
Cumulative interest sensitivity gap	$ 25,618	$ 11,675	$ (10,541)	$ (7,954)	$ 7,038	$16,693	$ 21,703	
Gap ratio	2.01	.28	.35	1.18	5.72	34.21	-	
Cumulative gap ratio	2.01	1.26	.87	.92	1.07	1.17	1.22	

(1) Securities with call features have been included in the period in which the security matures in both periods.

(2) There were no unamortized deferred loan fees included in the above table in either period. Nonaccruing loans of $291,697 are included in the 2007 schedule. Nonaccrual loans totaling $8,300 are included in the immediate category, loans totaling $118,611 are included in the 3-12 months category, and loans totaling $164,786 are included in the 1-3 year category.

Provision for Loan Losses

The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and general economic conditions. The following table summarizes the activity in the allowance for loan losses.

	Year ended December 31,		
	2007	2006	2005
		(Dollars in thousands)	
Allowance for loan losses, beginning of year	$ 1,200	$ 1,058	$ 919
Provision for loan losses	197	446	140
Charge-offs	(104)	(304)	(1)
Recoveries	-	-	-
Allowance for loan losses, end of year	$ 1,293	$ 1,200	$ 1,058

See "Impaired Loans" and "Allowance for Loan Losses" for a discussion of the factors management considers in its review of the adequacy of the allowance and provision for loan losses.

Noninterest Income

Noninterest income, which consists primarily of mortgage loan origination fees, service charges on deposit accounts, and other fee income, decreased by $311,563 to $1.1 million in 2007 from $1.4 million in 2006 and from $1.0 million in 2005. The decrease in 2007 is primarily the result of a gain on sale of land of $241,696 in 2006 which related to the sale of property adjacent to one of the Company's branch offices. Mortgage loan originations decreased by approximately $145,000 compared to 2006. The mortgage industry experienced significant changes during the latter part of 2007 due to the crisis in the sub-prime segment of the market. While the Company does not originate many sub-prime mortgage loans, the effect on credit policies of third party lenders and on the overall market did indirectly affect demand for the Company's mortgage loan products. Service fees on deposit accounts rose in 2007 compared to 2006 by $70,517.

Noninterest Expenses

Noninterest expenses, which consist primarily of salaries and employee benefits, occupancy costs, data processing expenses and professional and regulatory fees, totaled $4.3 million in 2007, $3.9 million in 2006, and $3.3 million in 2005. Salaries and employee benefits rose to $2.5 million in 2007 from $2.3 million in 2006 and $2.0 million in 2005. The increases in each year were due to the hiring of additional staff to support the Bank's growth and annual salary increases. As of the end of 2007, the Company employed 41 full-time personnel. Net occupancy increased to $567,222 in 2007 over $502,807 in 2006 and $479,546 in 2005. The increase in 2007 is primarily due to expenses to maintain the operations center opened in August 2007. Professional and regulatory fees increased 37.2% in 2007 over 2006 levels, primarily as a result of a $58,000 increase in FDIC insurance premiums. Data processing expense increased 15.1% in 2007 over 2006 levels. The data processing increases in 2007 are primarily due to growth in the number of accounts and transactions processed by the Company's data processing provider. Advertising expenses decreased 15.4% in 2007 compared to 2006. Supplies expense increased 18.9% in 2007. The higher supplies expense in 2007 was primarily due to costs associated with opening the Company's new operations center in August 2007. Directors' fees increased in 2007 by 20.6%. The Company's efficiency ratio, which is measured as the ratio of noninterest expense to the sum of net interest income plus other income expressed as a percentage, was 62% compared to 58% in 2006. The addition of the operations center will cause the efficiency ratio to continue to increase slightly until the Company's growth is sufficient to cover the additional costs.

Income Taxes

For 2007 the Company recorded income tax expense of $810,232 compared to $794,998 in 2006 and $620,658 in 2005. The increases are due to an increase in pretax income, net of non-taxable items. The Bank accounts for income taxes under Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Certain items of income and expense (principally provision for loan losses, depreciation, and prepaid expenses) are included in one reporting period for financial accounting purposes and another for income tax purposes. Refer to the notes to the Company's consolidated financial statements contained elsewhere herein for more information.

Investment Securities

Management assigns securities upon purchase into one of the categories (trading, available-for-sale and held-to-maturity) designated by Statement of SFAS No. 115 based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Bank has not historically held securities for trading purposes. As of December 31, 2007, 2006, and 2005, the Bank's investment portfolio comprised approximately 13.4%, 14.1%, and 12.4%, respectively, of total assets.

The following table summarizes the carrying amounts of securities held by the Bank at December 31, 2007 and 2006. Available-for-sale securities are stated at estimated fair value. Held-to-maturity securities are stated at amortized cost. Federal Reserve Bank of Richmond and Federal Home Loan Bank of Atlanta stocks have no quoted market value, but have historically been redeemed at par value, and are therefore carried at cost. There are no individual issuers, other than government sponsored enterprises, whose securities represent more than 10% of the Company's consolidated shareholders' equity at December 31, 2007. Government sponsored enterprises (GSEs") are agencies and corporations established by the U. S. Government, including among others, the Federal Home Loan Banks, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation and Federal Farm Credit Banks. Securities issued by these enterprises are not obligations of the U. S. Government and are not backed by the full faith and credit of the U. S. Government or otherwise guaranteed by the U. S. Government. Because of the high-quality of the issuers, however, these securities generally are eligible to be used as security for public deposits of the U. S. Treasury, government agencies and corporations and states and other political subdivisions. At December 31, 2007 and 2006, securities with a fair value of $12,952,538 and $8,669,970, respectively, were pledged to collateralize public deposits, sweep accounts, and repurchase agreements. Refer to the notes to the Company's consolidated financial statements contained elsewhere herein for more information.

Investment Securities Portfolio Composition

	December 31, 2007	December 31, 2006
	(Dollars in thousands)	
Available for sale:		
Government sponsored enterprise bonds	$ 10,619	$ 9,191
Mortgage-backed securities	3,446	4,018
Municipal bonds	2,977	2,967
FNMA preferred stock	1,012	-
Total available for sale	18,054	16,176
Held to maturity		
Government sponsored enterprises		1,000
Federal Reserve Bank of Richmond stock	389	388
Federal Home Loan Bank of Atlanta stock	428	425
Total	$ 18,871	$ 17,989

The following table presents contractual maturities and weighted average yields of securities at December 31, 2007 and 2006. Securities are presented at their carrying value (available for sale securities are carried at fair value and held to maturity securities are carried at book value, which is equal to their amortized cost.)

Investment Securities Portfolio Maturities and Yields

	December 31, 2007		December 31, 2006	
	Amount	Yield(1)	Amount	Yield(1)
	(Dollars in thousands)		(Dollars in thousands)	
Available for sale securities:				
Government sponsored enterprises				
Within one year	$	- %	$ 1,747	3.59%
After one through five years	3,035	5.14%	1,991	5.02%
After five through ten years	7,585	5.87%	5,453	5.90%
FNMA and FHLMC Mortgage-backed securities (2)				
After five through ten years	182	4.25%	507	3.80%
After 10 years	210	3.50%	3,511	5.91%
	3,054	5.91%		-%
Municipal bonds				
After five through ten years	1,711	3.66%	1,453	3.59%
After 10 years	1,266	4.10%	1,514	4.09%
Held to maturity securities:				
Government sponsored enterprises				
Within one year		-%	1,000	4.92%
Other securities				
No stated maturity	1,828	7.09%	813	5.94%
Total	$ 18,871	5.53%	$ 17,989	5.08%

(1) Yields calculated on a pre-tax basis.
(2) These securities mature on an amortizing basis. They are included here in the period of final maturity.

While five of the Company's government sponsored enterprise bonds, municipal bonds and mortgage-backed securities are in an unrealized loss position as of December 31, 2007, none of these securities is expected to have a loss of principal at final maturity. The Company has the intent and ability to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuers and, therefore, these losses are not considered other-than-temporary. The Company's investments are obligations of the United States, its sponsored enterprises, or municipal securities. In the opinion of Management, there is no concentration of credit risk in the investment portfolio.

Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no significant concentrations of loans to any particular individuals or in industries which management believes pose a material risk to the Bank, and there are no foreign loans. The Bank does have loans in certain broad categories that comprise over 25% of Tier 1 Capital adjusted for the allowance for loan losses. Those categories are as follows: real estate rental and leasing, construction, retail trade, health care and social assistance, and other services. The Company believes that the Bank has appropriate controls in place to monitor risks that may arise due to concentrations in the loan portfolio.

Loans made outside the loan policy guidelines may present additional credit risk to the Company. In order to monitor these loans and the total number and amount of loans made with exceptions to loan policies, the Bank monitors all loans approved with policy exceptions. Monthly, statistics regarding the number of loans and the amount of loans with policy exceptions are reported to the Board of Directors. One of the policy exceptions reported is for loans exceeding the regulatory guidelines on loan to value ratios. The regulatory loan to value guidelines permit exceptions to the guidelines not to exceed 100% of Total Regulatory Capital for single family residential mortgage loans ($19.8 million at December 31, 2007), or 30% of Total Regulatory Capital for real estate loans other than single family residential loans ($5.9 million as of December 31, 2007). As of December 31, 2007, the Bank had $237,605 of loans which exceeded regulatory loan to value guidelines, an amount which is well within the allowable maximum of exceptions to the guidelines.

In 2007, the Company increased real estate construction loans approximately 60%. This segment of the Bank's business is managed in specific ways in order to minimize the risks normally associated with construction lending. Management requires lending personnel to visit job sites, maintain frequent contact with borrowers and perform their own inspections of completed work prior to issuing additional construction loan draws. In addition, management employs additional procedures for monitoring construction loans such as engaging an independent appraiser to perform routine reviews of the percentage complete inspection reports for a sample of construction projects. Senior management compares the independent review report to the percentage complete report in the Bank's loan files. Any discrepancy is investigated immediately.

The banking industry offers products that can increase credit risk should economic conditions change over the course of a loan's life. Interest-only loans, adjustable rate loans, and loans with amortization periods that differ from the maturity date (i.e., balloon payment loans) are examples of products that could subject the Company to increased credit risk in periods of changing economic conditions. The Company evaluates each customer's credit worthiness based on current and expected economic conditions and underwrites and monitors each such loan for associated risks. Therefore, Management does not believe that these particular products subject the Company to unusual credit risk. As of December 31, 2007, the Bank does not portfolio residential mortgage loans with negative amortization features, long term principal only payment features, or loan to value ratios in excess of 100%.

The Bank has a mortgage loan brokerage department that accepts mortgage applications for terms greater than 15 years. Mortgage applications are processed and sent to third parties for underwriting. Approved loans are funded by, and closed in the name of, third parties and the Bank receives an origination fee.

The amount of loans outstanding at December 31, 2007 and 2006 are shown in the following table according to type of loan:

Loan Portfolio Composition

	December 31,			
	2007		2006	
	(Dollars in thousands)			
	Amount	% of Loans	Amount	% of Loans
Commercial and industrial	$ 18,753	17.3%	$ 17,009	17.4%
Real Estate – construction	43,333	39.9	27,130	27.8
Real Estate – mortgage				
1-4 family residential	18,948	17.4	19,444	19.9
Nonfarm, nonresidential	24,248	22.3	29,314	30.1
Multifamily residential	1,621	1.5	1,554	1.6
Consumer installment	1,740	1.6	3,105	3.2
Total Loans	108,643	100.0%	97,556	100.0%
Less allowance for loan losses	(1,293)		(1,200)	
Net Loans	$ 107,350		$ 96,356	

Maturity Distribution of Loans

The Bank's loan portfolio has a large component of adjustable rate loans. As of December 31, 2007, approximately $ 57.8 million or 53.2% of the Bank's loan portfolio was variable.

The following table sets forth the maturity distribution of the Bank's loans, by type, as of December 31, 2007, as well as the type of interest requirement on such loans. For purposes of this table, variable rate loans are included in the period of their final maturity, as opposed to their repricing date.

Maturity Distribution on Loans

	December 31, 2007 (Dollars in Thousands)			
	1 Year or Less	1-5 Years	5 Years or More	Total
Commercial and industrial	$ 11,039	$ 6,775	$ 939	$ 18,753
Real Estate-construction	32,957	9,688	688	43,333
Real Estate-mortgage	13,092	25,028	6,697	44,817
Consumer	1,090	648	2	1,740
Total	$ 58,178	$ 42,139	$ 8,326	$ 108,643
Predetermined rate, maturity greater than one year		$ 33,490	$ 2,972	$ 36,462
Variable rate, maturity greater than one year		$ 8,649	$ 5,354	$ 14,003

Impaired Loans

A loan will be considered to be impaired when, in management's judgment based on current information and events, it is probable that the loan's principal or interest will not be collectible in accordance with the terms of the original loan agreement. Impaired loans, when not material, will be carried in the balance sheet at a value not to exceed their observable market price or the fair value of the collateral if the repayment of the loan is expected to be provided solely by the underlying collateral. The carrying values of any material impaired loans will be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, which is the contractual interest rate adjusted for any deferred loan fees or costs, premium or discount existing at the inception or acquisition of the loan.

Loans which management identifies as impaired generally will be nonperforming loans. Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. As of December 31, 2007, the Bank had nonaccrual loans of $291,697. This amount includes eleven loans to one customer, all of which are collateral dependent, plus one line of credit on which the Bank continues to receive payments. These loans are secured by real estate, and were in the process of foreclosure or other collection processes as of December 31, 2007. If these loans had been current the Company would have recorded additional interest income of $10,617 on these loans. All previously accrued but uncollected income on these loans has been eliminated from the accompanying consolidated income statement. Refer to the notes to the Company's consolidated financial statements contained elsewhere herein for more information. The allowance for loan losses includes management's best estimate of the possible losses on these loans. Subsequent to December 31, 2007 the Bank took possession of the properties collateralizing these loans, and has determined that the impairment is not material as of December 31, 2007. At December 31, 2006 the Bank had no nonaccrual loans or loans 90 days or more past due and no restructured loans.

Generally, the accrual of interest will be discontinued on impaired loans when principal or interest becomes 90 days past due, or when payment in full is not anticipated, and any previously accrued interest on such loans will be reversed against current income. Any subsequent interest income will be recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan will not be returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

Potential Problem Loans

Management identifies and maintains a list of potential problem loans. These are loans that are not included in nonaccrual status, or loans that are past due 90 days or more and still accruing interest. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes serious doubts as to the ability of such borrowers to comply with the current loan repayment terms. These loans are designated as such in order to be monitored more closely than other credits in the Bank's portfolio. There were loans in the amount of $827,504 that have been determined by management to be potential problem loans at December 31, 2007. The majority of these loans are secured by real estate. Subsequent to year end these loans were placed on nonaccrual. Management is currently assessing the potential impact on the Bank and the Company at this time.

Allowance for Loan Losses

The allowance for loan losses is increased by direct charges to operating expense. Losses on loans are charged against the allowance in the period in which management determines that it is likely that such loans have become uncollectible. Recoveries of previously charged off loans will be credited to the allowance. In reviewing the adequacy of the allowance for loan losses at each year end, management takes into consideration the historical loan losses experienced by the bank, current economic conditions affecting the borrowers' ability to repay, the volume of loans, and the trends in delinquent, nonaccruing, and any potential problem loans, and the quality of collateral securing nonperforming and problem loans. Management considers the allowance for loan losses to be adequate to cover its estimate of loan losses inherent in the loan portfolio as of December 31, 2007.

In calculating the amount required in the allowance for loan losses, management applies a consistent methodology that is updated quarterly. The methodology utilizes a loan risk grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio. Also, the calculation provides for management's assessment of trends in national and local economic conditions that might affect the general quality of the loan portfolio.

Summary of Loan Loss Experience

	Year ended December 31,	
	2007	2006
	(Dollars in thousands)	
Total loans outstanding at end of period	$ 108,643	$ 97,556
Average amount of loans outstanding	$ 102,917	$ 90,018
Balance of allowance for loan losses-beginning	$ 1,200	$ 1,058
Loans charged-off		
Commercial		275
Commercial real estate	91	26
Consumer installment	13	3
Total charge-offs	104	304
Recoveries of loans previously charged-off	-	-
Net (charge-offs) recoveries	(104)	(304)
Additions to allowance charged to expense	197	446
Balance of allowance for loan losses-ending	$ 1,293	$ 1,200
Ratios		
Net (charge-offs) recoveries to average loans outstanding	(.10%)	(.34%)
Net (charge-offs) recoveries to loans at end of period	(.10%)	(.31%)
Allowance for loan losses to average loans	1.27%	1.33%
Allowance for loan losses to loans at end of period	1.19%	1.23%
Net (charge-offs) recoveries to allowance for loan losses	(8.0%)	(25.3%)
Net (charge-offs) recoveries to provision for loan losses	(52.6%)	(68.2%)

The allowance for loan losses is not restricted to specific categories of loans and is available to absorb losses in all categories. Each category of loans is reviewed for characteristics that increase or decrease risk of loss, such as the availability and marketability of collateral, degree of susceptibility to changes in economic conditions, etc., for purposes of estimating the allowance for loan losses. (See "Services of the Bank" for a discussion of risk characteristics for each loan category.) Individual loans are graded using an internal grading system that considers information specific to the loan. If warranted, a specific allocation may be associated with that loan for purposes of estimating the adequacy of the allowance for loan losses. During 2007, the Company charged off loans totaling $103,505. Each of the loans involved were included in potential problem loans as of December 31, 2006, and were partially charged-off following foreclosure of the underlying collateral. Management continues to pursue recovery of amounts charged-off in previous years. However, it is not possible to determine the amount, if any, that can be recovered at this time.

Real Estate Owned

The Bank had $69,000 of real estate owned pursuant to foreclosure or in-substance foreclosure at December 31, 2007. Real estate owned is initially recorded at the lower of net loan principal balance or its estimated fair market value less estimated selling costs. The estimated fair value is determined by appraisal at the time of acquisition.

Deposits

The amounts and percentage composition of deposits held by the Bank as of December 31, 2007 and 2006 are summarized below:

Deposit Composition

	December 31,			
	2007		2006	
	(Dollars in thousands)			
	Amount	% of Deposits	Amount	% of Deposits
Noninterest bearing demand	$ 13,646	12.3%	$ 12,368	12.2%
Interest bearing transaction accounts	15,083	13.6	15,166	14.9
Savings	2,712	2.5	3,744	3.7
Money market	8,092	7.3	6,349	6.2
Time deposits $100,000 and over	31,976	28.8	28,113	27.7
Other time deposits	39,425	35.5	35,926	35.3
Total deposits	$ 110,934	100.0%	$ 101,666	100.0%

The average amounts of and average rate paid on deposits held by the Bank for the years ended December 31, 2007 and 2006, are summarized below:

Average Deposits

	Year ended December 31,			
	2007		2006	
	Amount	Rate	Amount	Rate
	(Dollars in thousands)			
Noninterest bearing demand	$ 11,984	-%	$ 11,181	-%
Interest bearing transaction accounts	13,708	1.15%	14,112	1.10%
Savings and money market	10,461	2.12%	10,074	1.63%
Time deposits	71,613	4.81%	60,252	4.28%
Total average deposits	$ 107,766		$ 95,619	

As of December 31, 2007, the Bank held $31.9 million of time deposits with balances of $100,000 or more. Of that amount, $7.4 million mature within three months, $8.4 million mature over three through six months, $6.9

million mature over six through twelve months, and $9.2 million mature over twelve months. $2.2 million of time deposits over $100,000 or more are at floating rates of interest at December 31, 2007. The majority of time deposits $100,000 and over are acquired from customers within the Bank's service area in the ordinary course of business.

While most of the large time deposits are acquired from customers with standing relationships with the Bank, it is a common industry practice not to consider these types of deposits as core deposits because their retention can be expected to be heavily influenced by rates offered, and therefore such deposits may have the characteristics of shorter-term purchased funds. Certain deposits included in total deposits over $100,000 are brokered deposits. Brokered deposits are acquired in the wholesale market but are issued to the eventual customer in increments of less than $100,000. These deposits are not redeemable prior to maturity except in the case of death. All time deposits over $100,000 involve the maintenance of an appropriate matching of maturity distribution and a diversification of sources to achieve an appropriate level of liquidity.

Customer Repurchase Agreements

Customer repurchase agreements consist of sweep accounts and retail repurchase agreements, and totaled $5.8 million and $5.1 million at December 31, 2007 and 2006, respectively. Securities issued by government sponsored enterprises with an amortized cost of $6.6 million and $6.7 million (fair value of $6.8 million and $6.7 million) were used as collateral for the sweep accounts and retail repurchase agreements, at December 31, 2007 and 2006, respectively. All of the sweep accounts pay interest on a floating rate basis. The customer repurchase agreements pay interest on a fixed rate basis and have maturities of varying lengths. As of December 31, 2007, all of the Bank's customer repurchase agreements mature in 2008. During 2007 the average amount of customer repurchase agreements and sweep accounts totaled $5.3 million. The Bank paid an average interest rate of 4.47% on these funds in 2007.

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets that may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within the Bank's service area. Core deposits (total deposits less time deposits greater than $100,000) provide a relatively stable funding base, and were equal to 56.2% of total assets at December 31, 2007.

Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold, and funds from maturing loans. The Company had over $5.2 million in cash and cash equivalents at December 31, 2007. The Bank has $4.8 million available through lines of credit with other banks and a line with the Federal Home Loan Bank of Atlanta ("FHLB") as additional sources of liquidity funding. The line with the FHLB is equal to 10% of assets provided that adequate collateral is available for pledging. The line may be used for short or long term funding needs and may be used on a fixed or variable-rate basis. The lines with the other banks are for short-term use only and are unsecured. There were no amounts outstanding on short-term lines of credit with other banks other than the FHLB as of December 31, 2007 or 2006. As of December 31, 2007, the Bank had $3.5 million at various fixed rates of interest, maturing at various dates through 2015, borrowed from the FHLB. The highest balance at any month end in 2007 was $3.6 million. The average balance for 2007 was $2.8 million. The average rate paid on the borrowings for 2007 was 4.13%. The weighted average interest rate as of December 31, 2007 was 4.26%. At December 31, 2006 the Bank had $2.7 million at various fixed rates of interest, maturing at various dates through 2015, borrowed from the FHLB. During 2006, the highest balance as of any month end for borrowings from the FHLB was $4.3 million. The average rate paid on the advances during 2006 was 4.10%. The average balance of FHLB advances for 2006 was $4.0 million. At December 31, 2007 approximately $10.5 million of additional funds were available under the FHLB line provided that eligible collateral is available. Management believes that the Bank's overall liquidity sources are adequate to meet its operating needs in the ordinary course of its business.

Off-Balance Sheet Risk

The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. At December 31, 2007, the Bank had issued commitments to extend credit of $20.7 million through various types of lending arrangements. Of these commitments, $17.8 million are at variable rates and $13.1 million of the total expire within one year. Past experience indicates that many of these commitments to extend credit will expire unused and it is unlikely that a large portion would be used in a short period of time.

In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that it will not suffer a loss if the Bank's customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled approximately $1.0 million at December 31, 2007. Past experience indicates that many of these standby letters of credit will expire unused. However, through its various sources of liquidity discussed above, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

The Bank offers an automatic overdraft protection product. Approximately $1.2 million of overdraft protection is available under this product as of December 31, 2007. The Bank expects the majority of this capacity will not be utilized. During 2007 the average balance of demand deposit overdrafts was approximately $25,000.

Neither the Company nor the Bank is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings. The Company did not maintain any obligations under non-cancelable operating lease agreements at December 31, 2007. The Company has approximately two years remaining on a five-year contract with a company which provides data, item and ATM processing services. The annual costs are approximately $19,000. Refer to notes 10 and 14 to the Company's consolidated financial statements for additional discussion on commitments and contingencies and financial instruments with off-balance sheet risk.

Capital Resources

At December 31, 2007, total shareholders' equity increased by approximately $2.1 million from $17.5 million at December 31, 2006 to $19.6 million at December 31, 2007. The increase was due to net income of $1.6 million, items related to stock based compensation, including option exercises, of $279,787 and an unrealized gain on investment securities of $151,794, partially offset by cash paid in lieu of fractional shares of $2,231 as a result of a stock dividend paid in 2007. The Company does not anticipate it will be required to raise additional capital in 2008 if growth occurs in line with current expectations.

The Company made capital expenditures for bank premises and furniture and equipment in 2007 totaling approximately $1.7 million. The Company completed construction of an operations center next to the Company's main office building in 2007. No sizeable capital expenditures for premises are planned for 2008.

The Company and the Bank are subject to regulatory capital adequacy standards. Under these standards, financial institutions are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvements Act of 1991, federal financial institution regulatory authorities are required to implement prescribed "prompt corrective action" upon the deterioration of the capital position of a bank. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. The Company's and the Bank's regulatory capital requirements and positions are summarized in note 18 to the consolidated financial statements.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (cash dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2007and 2006.

	2007	2006
Return on assets	1.18%	1.36%
Return on equity	8.73%	10.30%
Dividend payout ratio	-%	-%
Equity to assets ratio (average)	13.56%	13.20%

The return on assets decreased slightly in 2007 compared to 2006. Results for 2006 included a gain on the sale of real estate of approximately $242,000. In addition, the Company experienced pressure on the net interest margin in the fourth quarter due to changes in market interest rates.

During 2008, the Bank's plan of operation is to attract new deposit and loan customers, especially in the market areas around our branch offices, to increase the ratio of services per customer and increase the account profitability of the Bank's current customers. The Bank plans to seek deposit accounts from individuals and businesses in the Easley, Berea, Powdersville and surrounding markets. The Bank intends to offer competitive rates for such accounts and may seek new accounts by offering rates slightly above those prevailing in the market. Management will continue to emphasize personal service, accessibility, and flexibility as reasons for customers to do business with the Bank. Personal contacts by management, advertising, and competitive prices and services will be the Bank's principal marketing tools.

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses that have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also general increases in the prices of goods and services usually result in increased operating expenses.

Market for Common Equity and Related Stockholder Matters

Although the common stock of the Company may be traded from time to time on an individual basis, no active trading market has developed and none may develop in the foreseeable future. The common stock is not listed on any exchange. The stock is quoted on the Over-the-Counter Bulletin Board under the symbol "CTOT.OB".

The following table shows the high and low bid prices of our common stock reported by the OTC Bulletin Board since it began quotation on the OTC Bulletin Board. The prices reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions. The prices have been adjusted to reflect a 10% stock dividend declared in April 2007 to shareholders of record as of May 8, 2007. "N/A" indicates periods where no data was available.

	Year ended December 31, 2007		Year ended December 31, 2006	
	Low	High	Low	High
First Quarter	$13.18	$14.64	N/A	N/A
Second Quarter	$13.86	$16.59	N/A	N/A
Third Quarter	$15.75	$15.85	N/A	$12.82
Fourth Quarter	$12.00	$15.10	$13.63	$15.00

As of February 14, 2008, there were approximately 613 holders of record of the Company's common stock, excluding individual participants in security position listings.

The Company has not paid any cash dividends to date. The dividend policy of the Company is subject to the discretion of the Board of Directors and depends upon a number of factors, including earnings, financial conditions, cash needs and general business conditions, as well as applicable regulatory considerations. Because the Company has no operations other than those of the Bank and only has limited income of its own, the Company would rely on dividends from the Bank as its principal source of cash to pay cash dividends.

Each national banking association is required by federal law to obtain the prior approval of the OCC for the payment of dividends if the total of all dividends declared by the board of directors of such bank in any year will exceed the total of (i) such bank's net profits (as defined and interpreted by regulation) for that year plus (ii) the retained net profits (as defined and interpreted by regulation) for the preceding two years, less any required transfers to surplus. In addition, national banks can only pay dividends to the extent that retained net profits (including the portion transferred to surplus) exceed bad debts (as defined by regulation).

The payment of dividends by the Company and the Bank may also be affected or limited by other factors, such as the requirements to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the Bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The OCC has indicated that paying dividends that deplete a national bank's capital base to an inadequate level would be an unsafe and unsound banking practice. The Federal Reserve, the OCC and the FDIC have issued policy statements, which provide that bank holding companies and insured banks should generally only pay cash dividends out of current operating earnings.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). A system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of management, including the principal executive officer and the principal financial officer, the Company's management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2007 based on the criteria established in a report entitled "Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission" and the interpretive guidance issued by the Commission in Release No. 34-55929. Based on this evaluation, the Company's management has evaluated and concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting because management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Cornerstone Bancorp and Subsidiary
Easley, South Carolina

We have audited the accompanying consolidated balance sheets of Cornerstone Bancorp and subsidiary (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Bancorp and subsidiary as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with United States generally accepted accounting principles.

We were not engaged to examine management's assertion about the effectiveness of Cornerstone Bancorp and subsidiary's internal control over financial reporting as of December 31, 2007, included in the accompanying Management's Report on Internal Controls Over Financial Reporting, and, accordingly, we do not express an opinion thereon.

Elliott Davis, LLC

Greenville, South Carolina
March 19, 2008

CORNERSTONE BANCORP AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
Assets		
Cash and due from banks	$ 4,266,777	$ 2,696,623
Federal funds sold	967,000	3,215,000
Cash and cash equivalents	5,233,777	5,911,623
Investment securities		
Available-for-sale	18,054,409	16,175,621
Held-to-maturity (Fair value $999,729 in 2006)	-	1,000,252
Other investments	816,500	813,600
Loans, net	107,350,202	96,356,387
Property and equipment, net	5,808,568	4,414,995
Cash surrender value of life insurance policies	1,697,429	1,628,967
Other assets	1,537,187	1,324,434
Total assets	$ 140,498,072	$ 127,625,879
Liabilities And Shareholders' Equity		
Liabilities		
Deposits		
Noninterest bearing	$ 13,645,852	$ 12,367,950
Interest bearing	97,288,616	89,298,246
Total deposits	110,934,468	101,666,196
Customer repurchase agreements	5,802,935	5,064,140
Borrowings from Federal Home Loan Bank of Atlanta	3,544,838	2,695,671
Other liabilities	635,001	661,145
Total liabilities	120,917,242	110,087,152
Commitments and contingencies – Notes 10 and 14		
Shareholders' equity		
Preferred stock, 10,000 shares authorized, no shares issued	-	-
Common stock, no par value, 20,000,000 shares authorized, 1,983,169 and 1,777,313 shares issued at December 31, 2007 and 2006, respectively	18,185,328	15,972,666
Retained earnings	1,177,450	1,499,803
Accumulated other comprehensive income	218,052	66,258
Total shareholders' equity	19,580,830	17,538,727
Total liabilities and shareholders' equity	$ 140,498,072	$ 127,625,879

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,		
	2007	2006	2005
Interest Income			
Loans and fees on loans	$ 8,834,764	$ 7,538,140	$ 5,631,109
Investment securities	944,003	791,730	463,770
Federal funds sold and other	228,687	294,579	148,694
Total interest income	10,007,454	8,624,449	6,243,573
Interest Expense			
Deposits	3,822,618	2,896,671	1,944,612
Federal funds sold and customer repurchase agreements	238,562	116,409	53,873
Federal Home Loan Bank advances	115,810	149,016	140,456
Total interest expense	4,176,990	3,162,096	2,138,941
Net interest income	5,830,464	5,462,353	4,104,632
Provision for loan losses	196,636	445,896	140,347
Net interest income after provision for loan losses	5,633,828	5,016,457	3,964,285
Noninterest Income			
Mortgage loan origination fees	437,157	582,290	501,352
Service fees on deposit accounts	542,937	472,420	408,561
Gain on sale of land	-	241,696	-
Other	94,720	89,971	100,577
Total noninterest income	1,074,814	1,386,377	1,010,490
Noninterest Expenses			
Salaries and benefits	2,443,315	2,305,982	1,953,315
Occupancy and equipment	567,222	502,807	479,546
Data processing	234,671	203,814	150,336
Advertising	76,530	90,423	74,517
Supplies	111,918	94,157	99,805
Professional and regulatory fees	314,516	229,148	168,180
Directors fees	127,700	105,850	69,175
Deposit charge-offs	39,387	51,516	24,383
Other operating	370,398	364,403	273,595
Total noninterest expenses	4,285,657	3,948,100	3,292,852
Income before income taxes	2,422,985	2,454,734	1,681,923
Income tax provision	810,232	794,998	620,658
Net income	$ 1,612,753	$ 1,659,736	$ 1,061,265
Earnings Per Common Share			
Basic	$ .82	$ .85	$ .73
Diluted	$ .80	$ .83	$ .71
Weighted Average Common Shares Outstanding			
Basic	1,965,635	1,950,378	1,447,463
Diluted	2,016,850	2,002,524	1,496,455

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME (LOSS)

	Common stock		Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders' equity
	Shares	Amount			
Balance, December 31, 2004	1,064,656	$ 8,253,812	$ 543,807	$ (20,159)	$ 8,777,460
Net income	-	-	1,061,265	-	1,061,265
Other comprehensive income, net of income taxes:					
Unrealized loss on investment securities	-	-	-	(61,317)	(61,317)
Comprehensive income					999,948
Stock dividend (10%), net of cash in lieu of fractional shares	106,282	764,937	(767,507)	-	(2,570)
Issuance of shares in secondary offering, net of offering expenses of $61,721	304,805	4,053,147	-	-	4,053,147
Balance, December 31, 2005	1,475,743	13,071,896	837,565	(81,476)	13,827,985
Net income	-	-	1,659,736	-	1,659,736
Other comprehensive income, net of income taxes:					
Unrealized gain on investment securities	-	-	-	147,734	147,734
Comprehensive income					1,807,470
Stock based compensation	-	19,784	-	-	19,784
Stock dividend (10%), net of cash in lieu of fractional shares	161,375	994,462	(997,498)	-	(3,036)
Issuance of shares in secondary offering	140,195	1,886,524	-	-	1,886,524
Balance, December 31, 2006	1,777,313	15,972,666	1,499,803	66,258	17,538,727
Net income	-	-	1,612,753	-	1,612,753
Other comprehensive income, net of income taxes:					
Unrealized gain on investment securities	-	-	-	151,794	151,794
Comprehensive income					1,764,547
Stock based compensation	-	40,797	-	-	40,797
Stock option exercises, including Tax benefit of $54,550	27,306	238,990	-	-	238,990
Stock dividend (10%), net of cash in lieu of fractional shares	178,550	1,932,875	(1,935,106)	-	(2,231)
Balance, December 31, 2007	1,983,169	$ 18,185,328	$ 1,177,450	$ 218,052	$ 19,580,830

The accompanying notes are an integral part of these consolidated financial statements

CORNERSTONE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2007	2006	2005
Operating Activities			
Net income	$ 1,612,753	$ 1,659,736	$ 1,061,265
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and net amortization	285,241	276,521	258,796
Deferred income tax (benefit) expense	4,508	(95,733)	(9,743)
Provision for loan losses	196,636	445,896	140,347
Gain on sale of land	-	(241,696)	-
Loss on sale of OREO	9,672	-	-
Non-cash option expense	40,797	19,784	-
Increase in other assets	(216,723)	(311,758)	(282,515)
Increase (decrease) in other liabilities	(104,341)	193,791	(66,593)
Net cash provided by operating activities	1,828,543	1,946,541	1,101,557
Investing Activities			
Proceeds from maturities and principal paydowns of investment securities	4,358,412	8,077,893	1,644,197
Proceeds from sale of OREO	96,528	-	-
Purchase of investment securities	(5,005,942)	(11,643,855)	(2,458,873)
Purchase of FHLB and Federal Reserve stock, net	(2,900)	(203,800)	(77,700)
Increase in loans, net	(11,365,651)	(10,528,678)	(12,175,183)
Proceeds from sale of property and equipment	-	273,493	-
Purchase of property and equipment	(1,679,829)	(137,001)	(1,041,253)
Net cash used for investing activities	(13,599,382)	(14,161,948)	(14,108,812)
Financing Activities			
Net increase in deposits	9,268,272	10,014,155	9,133,097
Net increase (decrease) in customer repurchase agreements	738,795	1,980,256	(2,400,109)
Borrowings from Federal Home Loan Bank of Atlanta	1,000,000	-	4,045,000
Repayments to Federal Home Loan Bank of Atlanta	(150,833)	(1,650,834)	(3,060,787)
Proceeds from sale of common stock, net	-	1,886,524	4,053,147
Proceeds from exercise of stock options	238,990	-	-
Cash paid in lieu of fractional shares	(2,231)	(3,036)	(2,570)
Net cash provided by financing activities	11,092,993	12,227,065	11,767,778
Net increase (decrease) in cash and cash equivalents	(677,846)	11,658	(1,239,477)
Cash and cash equivalents, beginning of year	5,911,623	5,899,965	7,139,442
Cash and cash equivalents, end of year	$ 5,233,777	$ 5,911,623	$ 5,899,965
Cash paid for:			
Interest	$ 4,145,118	$ 3,118,302	$ 2,128,897
Income taxes	$ 932,075	$ 822,000	$ 835,000

The accompanying notes are an integral part of these consolidated financial statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Cornerstone Bancorp, (the "Company") was incorporated under the laws of the State of South Carolina for the purpose of operating as a bank holding company for Cornerstone National Bank (the "Bank"). The Company obtained regulatory approval to acquire the Bank and opened the Bank for business in 1999 with a total capitalization of $6.0 million. To increase capital available for growth, the Company offered 445,000 shares of its common stock pursuant to a prospectus dated October 4, 2005. Upon completion in January 2006, the offering added approximately $6.0 million to the Company's total capitalization.

The Bank provides full commercial banking services to customers and is subject to regulation by the Office of the Controller of the Currency ("OCC") and the Federal Deposit Insurance Corporation. The Company is subject to regulation by Federal Reserve and to limited regulation by the South Carolina State Board of Financial Institutions. The Bank maintains branch locations in the Berea area of Greenville County and the Powdersville area of Anderson County, South Carolina in addition to its headquarters in Easley in Pickens County, South Carolina. In 2004, the Bank established a wholly owned subsidiary, Crescent Financial Services, Inc. ("Crescent"), which is an insurance agency. In 2007, 2006 and 2005, Crescent's transactions were immaterial to the consolidated financial statements.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. The Company operates as one business segment. All significant intercompany balances and transactions have been eliminated. The accounting and reporting policies conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. The Company uses the accrual basis of accounting.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates. The Company's most significant estimates relate to the allowance for loan losses and income taxes.

Concentrations of credit risk

The Company makes loans to individuals and businesses in and around Upstate South Carolina for various personal and commercial purposes. The Bank has a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector. The Bank monitors concentrations in its customer base using the North American Industry Codes ("NAIC"). As of December 31, 2007, the Bank has concentrations of credit in real estate rental and leasing, construction, retail trade, health care and social assistance, and other services, which by NAIC category comprise over 25% of Tier 1 Capital adjusted for the allowance for loan losses.

Investment securities

The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The statement requires investments in equity and debt securities to be classified into three categories:

1. Available-for-sale securities: These are securities that are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive income).

(Continued)

2. Held-to-maturity securities: These are investment securities that the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts.

3. Trading securities: These are securities that are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the income statement. The Company has no trading securities.

The Company reviews all investments with unrealized losses as of the balance sheet date for possible impairment. Our review consists of an examination of each security with regard to its issuer, credit rating, time to maturity and likelihood of sale prior to maturity. Any losses determined to be other than temporary are recognized through the income statement.

Other investments include the Bank's stock investments in the Federal Reserve Bank of Richmond ("Reserve Bank") and the Federal Home Loan Bank of Atlanta ("FHLB"). The Bank, as a member institution, is required to own certain stock investments in the Reserve Bank and FHLB. The stock is generally pledged against any borrowings from the Reserve Bank and FHLB. No ready market exists for the stock and it has no quoted market value. However, redemption of these stock investments has historically been at par value.

Gains or losses on dispositions of investment securities are based on the differences between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

Loans, interest and fee income on loans

Loans are stated at the principal balance outstanding. Unearned discount and the allowance for possible loan losses are deducted from total loans in the balance sheet. Interest income is recognized over the term of the loan based on the principal amount outstanding.

Generally, the accrual of interest will be discontinued on impaired loans when principal or interest becomes 90 days past due, or when payment in full is not anticipated, and any previously accrued interest on such loans will be reversed against current income. Any subsequent interest income will be recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan will not be returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. Non-performing assets include real estate acquired through foreclosure or deed taken in lieu of foreclosure, and loans on non-accrual status.

Fee income on loans is recognized as income at the time loans are originated. Due to the short-term nature of the majority of the Bank's loans and the immateriality of the net deferred amount, this method approximates the income that would be earned if the Company deferred loan fees and costs under SFAS 91.

Allowance for loan losses

The Company provides for loan losses using the allowance method. Loans that are determined to be uncollectible are charged against the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. The provision for loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the probable loan losses incurred in the current loan portfolio. Management's judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, delinquency trends, and prevailing economic conditions. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations. The allowance for loan losses is also subject to periodic evaluation by various regulatory authorities and may be subject to adjustment upon their examination.

(Continued)

The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This standard requires that all lenders value a loan at the loan's fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis taking into consideration all the circumstances of the loan and the borrower, including the length of the delay, reasons for the delay, the borrower's payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is determined on a case-by-case basis. The fair value of an impaired loan may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate.

Under SFAS No. 114, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income from operations.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" and in accordance with Interpretation No. 48 ("FIN 48"). Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The Company implemented the provisions of FIN 48 as of January 1, 2007, and has analyzed filing positions in the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company believes that income tax filing positions taken or expected to be taken in its tax returns will more likely than not be sustained upon audit by the taxing authorities and does not anticipate any adjustments that will result in a material adverse impact on the Company's financial condition, results of operations, or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48.

Advertising and public relations expense

Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

(Continued)

Earnings per common share

Basic earnings per common share is computed on the basis of the weighted average number of common shares outstanding in accordance with SFAS No. 128, "Earnings per Share." The treasury stock method is used to compute the effect of stock options on the weighted average number of common shares outstanding for diluted earnings per common share. As of December 31, 2007 there were 51,215 common stock equivalents, all of which were related to options issued by the Company. Options to purchase 41,158 shares of common stock were antidilutive as of December 31, 2007 and were omitted from the diluted share calculation. The Company declared 10 percent stock dividends to shareholders of record as of May 8, 2007, May 9, 2006, May 10, 2005, May 11, 2004, March 17, 2003 and April 30, 2002. All share and per share amounts on the Consolidated Statements of Income have been restated to reflect these transactions.

Cash surrender value of life insurance policies

Cash surrender value of life insurance policies represents the cash value of policies on certain officers of the Bank.

Statement of cash flows

For purposes of reporting cash flows, cash and cash equivalents are those amounts which have an original maturity of three months or less.

Fair values of financial instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," as amended by SFAS No. 119, requires disclosure of fair value information for financial instruments, whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations that require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock. In addition, other nonfinancial instruments such as premises and equipment and other assets and liabilities are not subject to the disclosure requirements.

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and due from banks - The carrying amounts of cash and due from banks approximate their fair value.

Federal funds sold - The carrying amounts of federal funds sold approximate their fair value.

Investment securities - Fair values for investment securities are based on quoted market prices. The carrying amounts of Reserve Bank and FHLB stocks approximate their fair values.

Cash surrender value of life insurance policies - The cash surrender value of life insurance policies held by the Bank approximates fair values of the policies.

Loans - For variable rate loans that reprice frequently and for loans that mature within one year, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits - Fair values for deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar accounts to a schedule of aggregated expected monthly maturities. Repricing time frames for non-maturing deposits are estimated using FDICIA 305 guidelines.

(Continued)

Customer repurchase agreements – Fair values of repurchase agreements are estimated using a discounted cash flow analysis that applies interest rates currently being offered on similar accounts to a schedule of aggregated expected monthly maturities.

Borrowings from Federal Home Loan Bank of Atlanta - Borrowings from the FHLB which have variable rates of interest are deemed to be carried at fair value. Fair values of fixed rate advances are estimated using a discounted cash flow calculation that applies interest rates currently being offered on advances to a schedule of aggregated expected maturities.

Stock Based Compensation

The Company has issued stock options to certain directors who were organizers of the Company and the Bank, and also has a stock-based director and employee compensation plan (the "2003 Plan") as further described in Note 16. Under the 2003 Plan, 18,000 options were granted during each of 2004, 2005, 2006 and 2007. Subsequent to the grant dates of the Organizers' options and the employees' options, 10% stock dividends were declared. Pursuant to the terms of the 2003 Plan and the Organizers' option agreements, the number of options outstanding was increased and the exercise price was decreased to give effect to these stock dividends. See Note 16 for additional information.

In 2006 the Company adopted the provisions of SFAS No. 123(R) "Share Based Payment." SFAS No. 123(R) requires companies to measure all employee stock-based compensation awards using a fair value method and record such expense in their financial statements. In preparation for adoption of the standard, the Company elected to accelerate the vesting of options granted in 2004 and 2005 under the 2003 Plan.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 (R), "Accounting for Stock-Based Compensation," to stock-based compensation. It includes the effect of accelerating the vesting of options granted under the 2003 plan in 2005.

	Year ended December 31,		
	2007	2006	2005
Net income:			
As reported	$ 1,612,753	$ 1,659,736	$1,061,265
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	26,926	13,057	
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(26,926)	(13,057)	(105,581)
Pro forma	$ 1,612,753	$ 1,659,736	$ 955,684
Basic earnings per common share			
As reported	$ .82	$ .85	$ .73
Pro forma	$ .82	$ .85	$ .66
Diluted earnings per common share			
As reported	$ .80	$ .83	$ .71
Pro forma	$ .80	$ .83	$ .64

The fair value of an option grant is estimated on the date of grant using the Black-Scholes option pricing model. The risk free interest rate used for the 2007, 2006, and 2005 grants was 4.68%, 4.36%, and 4.01%, respectively, which was the 10 Year Constant Maturity Rate on US Treasury Securities during the months in which the options were granted. The assumed dividend rate was zero and the expected option life was 10 years for 2007, 2006, and 2005 grants. Volatility is difficult to measure accurately due to the low volume of trading of the Company's stock. The common stock is not listed on any exchange and has no active trading market. Beginning in 2006, the stock is grants.

(Continued)

quoted on the Over-the-Counter Bulletin Board. The volatility assumption used for 2007 option grants was 12%, for 2006 option grants was 18% and for 2005 grants was 6% based on information available at the date of the grant.

Recently issued accounting standards

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard does not require any new fair value measurements, but rather eliminates inconsistencies found in various prior pronouncements. SFAS 157 is effective for the Company on January 1, 2008 and will not have a significant impact on the Company's financial position, results of operations, or cash flows, but it is expected to result in increased disclosures.

In September, 2006, The FASB ratified the consensuses reached by the FASB's Emerging Issues Task Force ("EITF") relating to EITF 06-4 "Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." EITF 06-4 addresses employer accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. Employers should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," or Accounting Principles Board ("APB") Opinion No. 12, "Omnibus Opinion—1967." EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company expects the initial impact of adoption will be to record a liability of $40,000 in the consolidated financial statements for the cumulative effect of the change.

In September 2006, the FASB ratified the consensus reached on EITF 06-5, "Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance" ("EITF 06-5"). EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-5 will have a material impact on its financial position, results of operations or cash flows.

In March 2007, the FASB ratified the consensus reached on EITF 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements" ("EITF 06-10"). The postretirement aspect of this EITF is substantially similar to EITF 06-4 discussed above and requires that an employer recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either FASB Statement No. 106 or APB Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive agreement with the employee. In addition, a consensus was reached that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. EITF 06-10 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-10 will have a material impact on its financial position, results of operations or cash flows.

In September 2006, the SEC issued Staff Accounting Bulleting No. 108 ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, Companies might evaluate the materiality of financial statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company's balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another

(Continued)

approach, and not be corrected. SAB 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. Adoption of SAB 108 had no impact on the Company's reported financial position, results of operations, or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115." This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement applies to all entities, specifies certain election dates, can be applied on an instrument-by-instrument basis with some exceptions, is irrevocable and applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for the Company on January 1, 2008.

In June 2007, the FASB ratified the consensus reached by the EITF with respect to EITF 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). Under EITF 06-11, a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity-classified nonvested equity shares, nonvested equity share units and outstanding equity share options should be recognized as an increase in additional paid-in capital. This EITF is to be applied prospectively to the income tax benefits that result from dividends on equity-classified employee share-based payment awards that are declared beginning in 2008, and interim periods within those fiscal years. Early application is permitted. The Company does not believe the adoption of EITF 06-11 will have a material impact on its financial position, results of operations or cash flows.

Accounting standards that have been issued or proposed by the FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Risks and Uncertainties

In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan and investment portfolios that results from borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

NOTE 2 – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the Bank or on deposit with the Reserve Bank. At December 31, 2007 and 2006 these required reserves were met by vault cash.

NOTE 3 - FEDERAL FUNDS SOLD

When the Bank's cash reserves (Note 2) are in excess of the required amount, it may lend any excess to other banks on a daily basis. As of December 31, 2007 and 2006 federal funds sold amounted to $967,000 and $3,215,000, respectively.

NOTE 4 – INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available-for-sale are as follows:

	December 31, 2007			
	Amortized cost	Gross unrealized Gains	Gross unrealized Losses	Fair value
Government sponsored enterprise bonds	$ 10,357,277	$ 262,910	$ 843	$ 10,619,344
FNMA preferred stock	1,007,025	4,975		1,012,000
Mortgage-backed securities	3,398,658	59,833	12,053	3,446,438
Municipal bonds	2,961,067	20,813	5,253	2,976,627
Total investment securities available-for-sale	$ 17,724,027	$ 348,531	$ 18,149	$ 18,054,409

	December 31, 2006			
	Amortized cost	Gross unrealized Gains	Gross unrealized Losses	Fair value
Government sponsored enterprise bonds	$ 9,120,619	$ 98,216	$ 28,076	$ 9,190,759
Mortgage-backed securities	3,992,287	47,763	21,728	4,018,322
Municipal bonds	2,962,324	11,908	7,692	2,966,540
Total investment securities available-for-sale	$ 16,075,230	$ 157,887	$ 57,496	$ 16,175,621

While five of the Company's Government sponsored enterprise bonds, municipal bonds and mortgage-backed securities available-for-sale are in an unrealized loss position as of December 31, 2007, none of these securities is expected to have a loss of principal at final maturity. The Company has the intent and ability to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuers and therefore, these losses are not considered other-than-temporary. The table below summarizes, by investment category, the length of time that individual securities have been in a continuous loss position as of December 31, 2007.

	Less than Twelve Months		Over Twelve Months		Total Unrealized Losses
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	
Government sponsored enterprise bonds	$ -	$ -	$ 843	$ 499,157	$ 843
Mortgage-backed securities	-	-	12,053	392,421	12,053
Municipal bonds	4,136	323,027	1,117	242,219	5,253
Total	$ 4,136	$ 323,027	$ 14,013	$ 1,133,797	$ 18,149

(Continued)

NOTE 4 – INVESTMENT SECURITIES, Continued

The amortized cost and fair value of investment securities held-to-maturity as of December 31, 2006 are summarized in the table below. The security matured in early 2007.

	Held-to-Maturity December 31, 2006			
	Amortized	Gross unrealized		Fair
	cost	Gains	Losses	value
Government sponsored enterprises	$ 1,000,252	$ -	$ 523	$ 929,729

The Bank, as a member institution, is required to own stock in the Reserve Bank and the FHLB. These stocks are included in the accompanying Consolidated Balance Sheets under the caption "Other investments". No ready market exists for these stock investments and they have no quoted market value. However, redemption of these stocks has historically been at par value. Stock held in the FHLB of Atlanta is pledged as collateral against advances from the FHLB.

The amortized cost and fair value of securities at December 31, 2007, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2007	
	Amortized Cost	Fair Value
Due after one through five years	$ 3,181,049	$ 3,216,995
Due after five through ten years	9,280,434	9,505,828
After ten years or no maturity	6,079,044	6,148,086
Total investment securities	$ 18,540,527	$ 18,870,909

At December 31, 2007 and 2006, securities with a fair value of $12,952,538 and $8,669,970, respectively, were pledged to collateralize public deposits, sweep accounts, advances from the FHLB, and repurchase agreements. There were no realized gains or losses for the years ended December 31, 2007 or 2006.

NOTE 5 – LOANS

The composition of net loans by major loan category is presented below.

	December 31,	
	2007	2006
Commercial	$ 18,753,358	$ 17,009,520
Real estate – construction	43,332,737	27,129,952
Real estate – mortgage	44,817,279	50,312,320
Consumer	1,739,958	3,104,594
Loans, gross	108,643,332	97,556,386
Less allowance for loan losses	(1,293,130)	(1,199,999)
Loans, net	$ 107,350,202	$ 96,356,387

As of December 31, 2007, approximately $57.8 million or 53.2 % of total gross loans were variable rate loans.

At December 31, 2007 the Bank had non-accrual loans of $291,697. This amount includes eleven loans to one customer, all of which are collateral dependent, plus one line of credit on which the Bank continues to receive payments. These loans are secured by real estate, and were in the process of foreclosure or other collection processes as

(Continued)

NOTE 5 – LOANS, Continued

of December 31, 2007. If these loans had been current the Company would have recorded additional interest income of $10,617 on these loans. All previously accrued but uncollected income on these loans has been eliminated from the accompanying consolidated income statement. Subsequent to December 31, 2007 the Bank took possession of the properties collateralizing these loans, and has determined that the impairment is not material as of December 31, 2007. At December 31, 2006 there were no nonaccruing or impaired loans. Activity in the allowance for loan losses for the years ended December 31, 2007, 2006, and 2005 is summarized in the table below.

	Year ended December 31,		
	2007	2006	2005
Allowance for loan losses, beginning of year	$ 1,199,999	$ 1,058,295	$ 919,384
Provision for loan losses	196,636	445,896	140,347
Charge-offs	(103,505)	(304,192)	(1,436)
Recoveries	-	-	-
Allowance for loan losses, end of year	$ 1,293,130	$ 1,199,999	$ 1,058,295

NOTE 6 – PROPERTY AND EQUIPMENT

Components of property and equipment included in the balance sheet are as follows:

	December 31,	
	2007	2006
Land and improvements	$ 1,468,480	$ 1,445,531
Bank premises	4,271,773	2,801,162
Furniture, equipment and software	1,510,130	1,310,318
Vehicles	88,065	66,065
Construction in progress	-	64,209
Property and equipment	7,338,448	5,687,285
Accumulated depreciation	(1,529,880)	(1,272,290)
Property and equipment, net	$ 5,808,568	$ 4,414,995

Depreciation expense for the years ended December 31, 2007, 2006, and 2005, amounted to $286,257, $268,067, and $242,378, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

Type of Asset	Life in Years	Depreciation Method
Furniture, equipment and software	3 to 7	Straight-line
Improvements	5 to 40	Straight-line
Vehicles	5	Straight-line

NOTE 7 – DEPOSITS

The following is a detail of the deposit accounts as of:

	December 31,	
	2007	2006
Noninterest bearing	$ 13,645,852	$ 12,367,950
Interest bearing:		
NOW accounts	15,082,860	15,166,095
Money market accounts	8,091,963	6,349,116
Savings	2,712,141	3,743,368
Time, less than $100,000	39,425,515	35,926,319
Time, $100,000 and over	31,976,137	28,113,348
Total deposits	$ 110,934,468	$ 101,666,196

Interest expense on time deposits greater than $100,000 was approximately $1.2 million in 2007, $1.1 million in 2006, and $700,000 in 2005. Securities issued by government sponsored enterprises with an amortized cost of $1,934,723 and $1,933,158 (fair value of $1,987,183 and $1,940,549) in 2007 and 2006, respectively, were pledged as collateral for public funds.

At December 31, 2007 the scheduled maturities of certificates of deposit are as follows:

2008	$ 57,542,230
2009	5,466,142
2010	4,096,244
2011	2,943,474
2012	1,353,562
	$ 71,401,652

NOTE 8 – CUSTOMER REPURCHASE AGREEMENTS

Customer repurchase agreements consist of the following:

	December 31,	
	2007	2006
Sweep accounts	$ 2,217,935	$ 1,864,140
Retail repurchase agreements	3,585,000	3,200,000
	$ 5,802,935	$ 5,064,140

The Bank enters into sweep and retail repurchase agreements with its customers. The sweep agreements generally mature overnight. At December 31, 2007, the Bank had eight retail repurchase agreements that mature in 2008. Securities issued by government sponsored enterprises with an amortized cost of $6,607,634 and $6,700,000 (fair value of $6,753,392 and $6,729,421) were pledged as collateral for the sweep accounts and repurchase agreements, at December 31, 2007 and 2006, respectively.

NOTE 9 - BORROWINGS FROM FEDERAL HOME LOAN BANK OF ATLANTA

At December 31, 2007 and 2006, the Bank had a line of credit to borrow funds from the FHLB in the amount of 10% of the Bank's assets. Funds borrowed from the FHLB are collateralized by a lien on certain of the Bank's available for sale securities. At December 31, the Bank had advances outstanding as follows:

December 31, 2007	December 31, 2006	Interest Rate	Maturity Date	Terms
$ 1,500,000	$1,500,000	3.60 %	10/20/2008	Fixed rate
266,667	311,111	4.49	12/01/2013	Fixed rate, amortizing
246,296	285,185	4.89	4/14/2014	Fixed rate, amortizing
531,875	599,375	4.78	7/27/2015	Fixed rate, amortizing
1,000,000	-	4.75	1/25/2008	Fixed rate
$ 3,544,838	$ 2,695,671			

During 2007, the highest balance as of any month end for borrowings from the FHLB was $3.6 million. The average rate paid on the advances during 2007 was 4.13%. The average balance of FHLB advances for 2007 was $2.8 million. During 2006, the highest balance outstanding at any month end was $4.3 million. The average balance of FHLB advances for 2006 was $4.0 million. The average interest rate paid on advances in 2006 was 3.75%.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Bank may become party to litigation and claims arising in the normal course of business. As of December 31, 2007, there was no litigation pending.

The Company has approximately two years remaining on its contract with a data, item, and ATM processing service. Monthly costs for these services are currently approximately $19,000.

The Company has signed change of control agreements with four of its executive officers. These agreements provide for various payments to the executives in the event of a change in control of the Company.

From time to time the Bank may guarantee merchant credit card accounts on behalf of certain customers. At December 31, 2007 the total amount guaranteed by the Bank related to merchant credit card accounts was immaterial.

Refer to Note 14 concerning financial instruments with off balance sheet risk.

NOTE 11 – UNUSED LINES OF CREDIT

At December 31, 2007, the Bank had unused lines of credit to purchase federal funds totaling $4,800,000 from unrelated banks. These lines of credit are available on a one to fourteen-day basis for general corporate purposes of the Bank. The lenders have reserved the right to withdraw the lines at their option.

NOTE 12 – INCOME TAXES

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes as follows:

	Year ended December 31,					
	2007		2006		2005	
Tax expense at statutory rate	$ 823,815	34%	$ 834,610	34%	$ 571,850	34%
Increase (decrease) in taxes resulting from:						
State income taxes, net of federal benefit	48,471	2	49,495	2	32,500	2
Tax-exempt investments	(31,835)	(1)	(25,462)	(1)	(4,986)	-
Increase in cash value of life insurance	(23,277)	(1)	(19,016)	(1)	(19,674)	(1)
Other	(6,942)	(1)	(44,629)	(2)	40,968	2
Income tax provision	$ 810,232	33%	$ 794,998	32%	$ 620,658	37%

The income tax effects of cumulative temporary differences at December 31, 2007 and 2006 are as follows:

	2007	2006
Deferred tax assets:		
Allowance for loan losses	$ 406,520	$ 379,915
Stock based compensation	11,200	-
Other	3,610	63,539
	421,330	443,454
Deferred tax liabilities:		
Unrealized net gain on securities available for sale	112,330	34,133
Depreciation	88,883	106,145
Prepaid expenses	27,479	27,833
	228,692	168,111
Net deferred tax asset	$ 192,638	$ 275,343

The net deferred taxes are included in other assets in the consolidated balance sheets.

The following summary of the provision for income taxes includes tax deferrals that arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes:

	Year ended December 31,		
	2007	2006	2005
Income taxes currently payable	$ 805,724	$ 890,731	$ 630,401
Deferred income tax provision (benefit)	4,508	(95,733)	(9,743)
Income tax provision	$ 810,232	$ 794,998	$ 620,658

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48.

NOTE 13 – RELATED PARTY TRANSACTIONS

Certain directors, executive officers and companies with which they are affiliated, are customers of and have loan transactions with the Bank in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions.

(Continued)

NOTE 13 – RELATED PARTY TRANSACTIONS, Continued

A summary of loan transactions with directors, including their affiliates, and executive officers is as follows:

	Year ended December 31,		
	2007	2006	2005
Balance, beginning of year	$ 5,835,997	$ 6,269,599	$ 4,476,992
New loans or lines of credit	4,470,962	4,354,342	4,418,461
Payments on loans or lines of credit	(3,863,010)	(4,787,944)	(2,625,854)
Balance, end of year	$ 6,443,949	$ 5,835,997	$ 6,269,599

Deposits by directors, executive officers, and their related interests, at December 31, 2007 and 2006 were $3,680,470 and $2,843,416 and, respectively.

NOTE 14 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the ordinary course of business, and to meet the financing needs of its customers, the Bank is a party to various financial instruments with off balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2007 and 2006, unfunded commitments to extend credit were $20.7 million and $20.6 million, respectively, and outstanding letters of credit were $1,042,117 and $658,971, respectively. At December 31, 2007, the unfunded commitments consisted of $17.8 million at variable rates and $2.9 million at fixed rates with $13.1 million expiring within one year. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

Fair values of off balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing, and were immaterial in 2007 and 2006.

The Bank also offers an automatic overdraft protection product. Approximately $1.2 million of overdraft protection is available under this product as of December 31, 2007. The Bank expects that much of this capacity will not be utilized. During 2007 the average balance of total demand deposit overdrafts was $25,039.

NOTE 15 – EMPLOYEE BENEFIT PLAN

The Company sponsors a Simple IRA Plan for the benefit of all eligible employees. The Bank contributes up to three percent of the employee's compensation. Employer contributions made to the Plan in 2007, 2006, and 2005, amounted to $47,934, $40,499, and $35,925, respectively.

NOTE 16 – STOCK OPTION PLANS

In 1999, the Board of Directors awarded options (the "Organizers' Options") to purchase 4,000 shares of the Company's common stock to each of the organizing directors of the Company and the Bank (an aggregate of 40,000 shares). These options had an exercise price of $10.00 per share and became exercisable in one-third increments each year beginning on December 14, 2000. The Organizers' Options expire ten years from the date of grant, unless they terminate sooner as a result of the holder's ceasing to be a director. Pursuant to the option agreements as further discussed below, the total number of such options outstanding and the exercise price have been adjusted as a result of the stock dividends discussed in Note 17 below. Currently options to purchase 42,516 shares of common stock remain outstanding at an exercise price of $5.64. During 2007, options to purchase 20,614 shares were exercised at a weighted average exercise price of $5.82 per share.

In 2003, the Company's shareholders approved the Cornerstone Bancorp 2003 Stock Option Plan (the "2003 Plan"), which reserved 125,000 shares of the Company's common stock for issuance upon exercise of options. Pursuant to the 2003 Plan as further discussed below, the number of shares reserved for issuance has been increased to 183,012 shares as a result of the 10% stock dividends declared from 2004 to 2007 as discussed in Note 17 below. Employees and Directors are eligible to participate in the 2003 Plan, which has a term of 10 years. Awards under the 2003 Plan must be made by the Board of Directors or by a Committee of Directors designated by the Board at an exercise price equal to the fair market value of the Company's common stock on the date of grant. During 2007, options to purchase 6,692 shares were exercised at a weighted average exercise price of $9.63 per share.

A summary of the activity in the plans is presented below:

	Shares	Weighted Average Exercise Price(1)	Average Intrinsic Value (2)
Outstanding at the beginning of 2005	67,716	$ 8.64	
Granted (3)	26,572	8.79	
Exercised	-		
Forfeited or expired	-		
Outstanding at December 31, 2005	94,288	8.68	
Granted (3)	29,229	8.34	
Exercised	-		
Forfeited or expired	-		
Outstanding at December 31, 2006	123,516	8.60	
Granted (3)	32,383	9.43	
Exercised	(27,306)	6.75	
Forfeited or expired	(1,320)	11.15	
Outstanding at December 31, 2007	127,273	$ 9.18	$ 422,546
Options exercisable at end of year	90,116	$ 7.57	
Shares available for grant	90,249		

(1) The weighted average exercise price has been adjusted to reflect 10% stock dividends declared by the Company's Board of Directors annually from 2002 through 2007.

(2) The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes based on changes in the market value of the Company's common stock.

(3) Granted options include new grants as well as adjustments of previous grants as a result of 10% stock dividends declared by the Company's Board of Directors annually from 2002 through 2007.

Options granted in 2006 and 2007 vest over a five-year period, according to the option agreements. All options granted prior to 2006 have fully vested. The weighted average life of options outstanding was 5.57 years and 5.62 years at December 31, 2007 and 2006, respectively.

NOTE 17 - DIVIDENDS

The Company has not paid cash dividends as of December 31, 2007. The Company's ability to pay cash dividends is within the discretion of its Board of Directors, and is dependent on the Company's receiving cash dividends from the Bank. Federal banking regulations restrict the amount of dividends that the Bank can pay to the Company. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. The Company's Board of Directors declared 10 percent stock dividends to shareholders of record on May 8, 2007, May 9, 2006, May 10, 2005, May 11, 2004, March 17, 2003 and on April 30, 2002.

NOTE 18 – REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2007, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2007, the most recent notification of the banking regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	(Dollars in thousands)					
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007						
Total Capital (to risk weighted assets)	$ 19,737	16.3%	$ 9,664	8.0%	$ 12,079	10.0%
Tier 1 Capital (to risk weighted assets)	18,444	15.3	4,832	4.0	7,248	6.0
Tier 1 Capital (to average assets)	18,444	13.4	5,489	4.0	6,861	5.0
As of December 31, 2006						
Total Capital (to risk weighted assets)	$ 17,847	16.9%	$ 8,463	8.0%	$ 10,579	10.0%
Tier 1 Capital (to risk weighted assets)	16,647	15.7	4,232	4.0	6,347	6.0
Tier 1 Capital (to average assets)	16,647	13.2	5,052	4.0	6,315	5.0

The Company is also subject to capital adequacy guidelines established by the Reserve Bank, which establish the minimum ratios for capital adequacy as they apply to the Bank. For 2007 and 2006, the Company's capital amounts and ratios were at least as great as shown above for the Bank.

NOTE 19 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments were as follows:

	December 31,			
	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and due from banks	$ 4,266,777	$ 4,266,777	$ 2,696,623	$ 2,696,623
Federal funds sold	967,000	967,000	3,215,000	3,215,000
Investment securities	18,870,909	18,870,909	17,989,473	17,988,950
Loans, gross	108,643,332	108,575,051	97,556,386	97,210,365
Cash surrender value of life insurance policies	1,697,429	1,697,429	1,628,967	1,628,967
Financial Liabilities				
Deposits	110,934,468	108,395,653	101,666,196	98,158,426
Customer repurchase agreements	5,802,935	5,805,958	5,064,140	5,050,715
Borrowings from FHLB	3,544,838	3,535,508	2,695,671	2,644,065

NOTE 20 - PARENT COMPANY INFORMATION

Following is condensed financial information of Cornerstone Bancorp (parent company only):

Condensed Balance Sheets

	December 31,	
	2007	2006
Assets		
Cash and interest bearing deposits	$ 923,907	$ 776,191
Investment in subsidiary	18,66,923	16,712,757
Other assets	9,007	71,483
Total Assets	$ 19,594,837	$ 17,560,431
Liabilities And Shareholders' Equity		
Accrued expenses	$ 14,007	$ 21,704
Shareholders' equity	19,580,830	17,538,727
Total Liabilities and Shareholders' Equity	$ 19,594,837	$ 17,560,431

Condensed Statements Of Income

	Year ended December 31,		
	2007	2006	2005
Income			
Interest	$ 35,893	$ 25,658	$ 13,031
Expenses			
Sundry	55,164	32 400	46,094
Loss before equity in undistributed net income of bank subsidiary	(19,271)	(6,742)	(33,063)
Equity in undistributed net income of subsidiary	1,632,024	1,666,478	1,094,328
Net income	$ 1,612,753	$ 1,659,736	$ 1,061,265

(Continued)

NOTE 20 - PARENT COMPANY INFORMATION, Continued

Condensed Statements Of Cash Flows

	Year ended December 31,		
	2007	2006	2005
Operating Activities			
Net income	$ 1,612,753	$ 1,659,736	$ 1,061,265
Adjustments to reconcile net income to net cash provided by (used for) operating activities			
Equity in undistributed net income of subsidiary	(1,632,024)	(1,666,478)	(1,094,328)
Decrease (increase) in other assets	62,476	(31,483)	-
Increase (decrease) in accrued expenses	(7,697)	6,588	6,789
Net cash used for operating activities	35,508	(31,637)	(26,274)
Investing Activities			
Investment in bank subsidiary	(70,000)	(3,936,000)	(2,000,000)
Financing Activities			
Proceeds from sale of common stock, net	-	1,886,524	4,053,147
Cash paid in lieu of fractional shares	(2,231)	(3,036)	(2,570)
Exercise of stock options, net of tax	184,439	-	-
Net cash provided by financing activities	182,209	1,883,488	4,050,577
Net increase (decrease) in cash	147,716	(2,084,149)	2,024,303
Cash, beginning of year	776,191	2,860,340	836,037
Cash, end of year	$ 923,907	$ 776,191	$ 2,860,340

BOARD OF DIRECTORS OF THE COMPANY

J. Rodger Anthony
Chairman and Chief Executive Officer of Cornerstone National Bank, President and Chief Executive Officer of Cornerstone Bancorp

T. Edward Childress, III
Chairman of Cornerstone Bancorp, Shareholder of Health Management Resources, Inc., Long-Term Care Facility Owner, Registered Pharmacist

Walter L. Brooks
President and Co-owner of G & B Enterprises

Jennifer M. Champagne
Senior Vice President and Chief Financial Officer of Cornerstone Bancorp and Cornerstone National Bank

Ben L. Garvin
President of Cornerstone National Bank, Secretary and Treasurer Cornerstone Bancorp

J. Bruce Gaston
Certified Public Accountant

S. Ervin Hendricks, Jr.
President and Co-owner of Nu-Life Environmental, Inc., President and Owner of Advance Machine Works

Joe E. Hooper
President and Owner of Pride Mechanical and Fabrication Company, Inc.

Robert R. Spearman
Surveyor - Retired

John M. Warren, Jr., M.D.
Co-founder of Easley OB-GYN Associates, P.A.

George I. Wike, Jr.
Retired Optometrist, Investor

BOARD OF DIRECTORS OF THE BANK

J. Rodger Anthony
Chairman and Chief Executive Officer of Cornerstone National Bank, President and Chief Executive Officer of Cornerstone Bancorp

T. Edward Childress, III
Chairman of Cornerstone Bancorp, Shareholder of Health Management Resources, Inc., Long-Term Care Facility Owner, Registered Pharmacist

Walter L. Brooks
President and Co-owner of G & B Enterprises

Ben L. Garvin
President of Cornerstone National Bank, Secretary and Treasurer Cornerstone Bancorp

J. Bruce Gaston
Certified Public Accountant

S. Ervin Hendricks, Jr.
President and Co-owner of Nu-Life Environmental, Inc., President and Owner of Advance Machine Works

Joe E. Hooper
President and Owner of Pride Mechanical and Fabrication Company, Inc.

Susan S. Jolly
Senior Vice President and Senior Loan Officer Cornerstone National Bank

Robert R. Spearman
Surveyor - Retired

John M. Warren, Jr., M.D.
Co-founder of Easley OB-GYN Associates, P.A.

George I. Wike, Jr.
Retired Optometrist, Investor

MANAGEMENT OF THE COMPANY

J. Rodger Anthony
President and Chief Executive Officer

Ben L. Garvin
Secretary and Treasurer

Jennifer M. Champagne
Senior Vice President and Chief Financial Officer

MANAGEMENT OF THE BANK

J. Rodger Anthony
Chairman and Chief Executive Officer

Ben L. Garvin
President

Jennifer M. Champagne
Senior Vice President – Chief Financial Officer

Susan S. Jolly
Senior Vice President – Senior Loan Officer

H. Scott Forbes
Vice President – City Executive – Powdersville

B. Neal Gross
Vice President – Commercial Lending

Heidi G. Humphries
Vice President – Mortgage

Brenda B. Maw
Vice President – Compliance

Nancy H. Smith
Vice President – Deposit Operations

Ryan D. Tiwari
Vice President – City Executive – Berea

Kim T. Lappin
Assistant Vice President – Consumer Lending

Suzanne C. Burns
Banking Officer- Branch Manager- Easley

Jean W. Dillard
Banking Officer- Human Resources and Internal Audit

Norma Jean Venesky
Banking Officer- Loan Administration

EASLEY ADVISORY BOARD OF THE BANK

Lu Bagwell
President of Lu Bagwell Interiors

Donald C. Brown
President of Pace Electric Company, Inc.

James Samuel Cox
Investor

James McCrorey (Mac) Lawton
Dixie Lumber Company

James A. Lesley
Steelworks of the Carolinas, Inc.

Joe Harrison Lesley
Joe's Ice Cream Parlor

Elizabeth D. Lowrance
Educator, Chairperson of the Easley Advisory Board

Hamilton Scott Reeves
F & R Asphalt, Inc.

Gary W. Seymore
Real Estate Investor

Ronnie Lee Smith, Attorney at Law
Olson, Smith, Jordan & Cox, P.A.

BEREA ADVISORY BOARD OF THE BANK

James M. Allison, Attorney at Law
Gaston and Allison, LLC

Christopher F. Dover
President, Dover Cylinder Head Service, Inc.

Grady C. Huff, Jr.
Huff Piping, Inc.

David G. Kelman
Wash and Win, LLC, Chairman of the Berea Advisory Board

Kenneth A. Yeager, Jr.
Yeager Vision Care

POWDERSVILLE ADVISORY BOARD OF THE BANK

Robert J. Leonardi
President, The Auction Co. & Real Estate, Inc.

Randy N. Long
President, PLC

James J. Lynn, DMD
Dentist

Cindy Fox Miller
Vice President, Barnes and Tripp Real Estate

Kerry M. Pack
Co-owner, Mane Tamers,
Chairman of the Powdersville Advisory Board

G. Delma Sentell
Pharmacist

M. Frederick Zink
Veterinarian

SHAREHOLDER AND INVESTOR INFORMATION

General Information
Cornerstone Bancorp and Cornerstone National Bank
Post Office Box 428
Easley, SC 29641-0428

Main Office Address:
1670 East Main Street, Easley, SC 29640
Telephone: (864) 306-1444
Facsimile: (864) 306-1473

Berea Office Address:
45 Farrs Bridge Road, Greenville, SC 29617
Telephone: (864) 294-9711
Facsimile: (864) 294-0975

Powdersville Office Address:
11000 Anderson Road
Piedmont, SC 29673
Telephone: (864) 331-2880
Facsimile: (864) 331-2898

24-hour Telephone Banking: (864) 306-6244
Internet Web Site: http://www.cornerstonenatlbank.com

Annual Meeting
May 13, 2008
4:00 p.m.
Cornerstone National Bank
1670 East Main Street
Easley, South Carolina 29640

Independent Registered Public Accounting Firm
Elliott Davis, LLC

Legal Counsel
Haynsworth Sinkler Boyd, P.A.

Shareholder Services
Shareholder Inquiries:
All shareholder inquiries should be directed to the Chief Financial Officer at the main office.

Registrar and Transfer Agent
First Citizens Bank and Trust
PO Box 29522
Raleigh, North Carolina 27626-0522
919-716-2006

Corporate Publications

Additional copies of the Company's Annual Report to Shareholders, Form 10-KSB (without exhibits) and quarterly Forms 10-QSB (without exhibits) will be furnished without charge upon written request to Jennifer M. Champagne, Chief Financial Officer, Cornerstone Bancorp, Post Office Box 428, Easley, South Carolina, 29641. Copies of exhibits will be furnished for a charge of $2.00 per exhibit.
Except for the Annual Report to Shareholders, these documents are also available on the Securities and Exchange Commission's website at www.sec.gov free of charge.

END